Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34


CORPORACIÓNMAPFRE



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.



SUPPL


06010906

Madrid, 8 February 2006

BEST AVAILABLE COPY



Dear Sirs,

Re: CORPORACION MAPFRE, S.A. File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

e Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE





MAPFRE

MAPFRE ACHIEVED A RECORD GROSS PROFIT OF €872 MILLION DESPITE HURRICANES.

GROUP REVENUES APROACHED €12,500 MILLION.

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCERASED ITS NET PROFIT BY ALMOST 20%.

The chairman of MAPFRE, José Manuel Martínez Martínez, presented the results of SISTEMA MAPFRE in 2005, which he described as very positive, highlighting, among others, the following aspects:

- The gross result achieved the record amount of €872 million, despite the impact of various negative factors, and specially the hurricanes.

- The target of €10,000 million in insurance and reinsurance premiums was widely exceeded. Premiums reached €10,110 million and total revenues amounted to €12.485 million, a 13.3% increase.

- CORPORACIÓN MAPFRE, the group's listed holding company, increased its net profit by 20% and will distribute a dividend of €0.32 euros per share, an 18% increase over 2004.

- MAPFRE AMÉRICA doubled its profit in 2005 and is now the third largest business unit of the Group.

- A new holding company was created, MAPFRE INTERNACIONAL, to promote the expansion of the Group in direct insurance in geographical areas other than Latin America, and particularly in Europe.

- A restructuring was implemented, raising the foundational activities of SISTEMA MAPFRE to the highest strategic level within the organisation. Since 1 January 2006, their activities are carried out through the five institutes which FUNDACIÓN MAPFRE now comprises, including the newly created Social Action Institute.

PRESS RELEASE



1. Profit of the Group

In fiscal year 2005, MAPFRE obtained total revenues of €12,485 million, a 13.3% increase. For the first time ever, the Insurance Group exceeded ten thousand million euros in premiums (€10,110 million) in insurance and reinsurance, an increase of 13.4%. This positive development came primarily from organic growth.

Funds under management in Life insurance and Savings products grew 11% over the previous year to €19,585 million.

The gross profit under IFRS was €872 million, a 2.9% increase, and profit after tax reached €638 million, exceeding the figure for the same period of 2004 by 3%. Of this net result, €252 million are attributable to minority shareholders and the remaining €385 million to MAPFRE MUTUALIDAD, the Group's parent company.

Under IFRS, due to the absence of the equalisation reserve, the result was influenced by the impact of catastrophe claims in accepted reinsurance (particularly hurricanes *Katrina* and *Wilma*), the cost of which was entirely recorded in 2005, the year in which they were incurred.

2. CORPORACIÓN MAPFRE increased its net profit by 19.3%

CORPORACION MAPFRE, the holding company for most Group subsidiaries that is listed on the Stock Exchange, filed today with the CNMV the report on its results for 2005, which likewise developed very favourably. Its consolidated profit before tax and minority interests reached €548 million, and its net attributable profit was €250 million, a 19.3% increase over the previous year.

The subsidiaries of CORPORACIÓN MAPFRE which carry out their activities in Spain, grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, achieved a premiums volume of €4,509 million, a 6% increase, and a gross consolidated profit (before tax and minority interest) of €397 million, a 17% increase.

The subsidiaries of CORPORACIÓN MAPFRE which carry out their activities abroad recorded a positive evolution of their businesses with significant increases in their premiums in local currency and in their profits: MAPFRE AMÉRICA obtained a net profit of €105.7 million, which nearly doubles the profit for the previous year and includes non-recurring fiscal income of €30.6 million; the net profit of international


MAPFRE

reinsurer MAPFRE RE reached €32.3 million, vs. €45.6 million on the previous year; and MAPFRE ASISTENCIA made a net profit of €10 million, almost tripling the figure for 2004.

The Board of Directors of CORPORACIÓN MAPFRE will propose to the General Meeting the payment of a dividend of €0.32 euros per share, equivalent to a 19% increase with respect to the previous year, of which €0.17 euros were already distributed on an interim basis in November 2005.

3. Targets

For 2006, SISTEMA MAPFRE set itself the target to exceed, for the first time ever, €1,000 million in profit.

Madrid, 8 February 2006

Should you need further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone+34 91 581 22 16, fax +34 91 581 83 82, e-mail ndelolm@mapfre.com).

PRESS RELEASE



FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 31.12.2005

1. Consolidated Income Statement for MAPFRE MUTUALIDAD and its subsidiaries (IFRS)

ITEMS	€ million	
	2005	2004
NON-LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	7,801.1	6,736.0
Premiums earned, net of ceded and retroceded reinsurance	6,409.1	5,476.5
Net claims incurred and variation in other technical provisions	(4,712.5)	(3,841.8)
Net operating expenses	(1,349.8)	(1,105.9)
Other technical income and expenses	(64.7)	(90.7)
TECHNICAL RESULT	**282.1**	**438.1**
Net financial and other non-technical income	401.8	263.5
Result of the Non-life business	**683.9**	**701.6**
LIFE INSURANCE AND REINSURANCE	0.0	0.0
Gross written and accepted premiums	2,309.0	2,176.0
Premiums earned, net of ceded and retroceded reinsurance	2,176.1	2,077.9
Net claims incurred and variation in other technical provisions	(2,558.2)	(2,467.2)
Net operating expenses	(269.2)	(224.0)
Other technical income and expenses	(9.7)	(14.1)
TECHNICAL RESULT	**(661.0)**	**(627.4)**
Net financial and other non-technical income	763.7	736.2
Unrealised gains and losses in unit-linked investments	25.6	18.3
Result of the Life business	**128.3**	**127.1**
OTHER BUSINESS ACTIVITIES		
Operating income	406.4	295.7
Operating expenses	(355.5)	(275.3)
Other income and expenses	8.9	(1.8)
Result of the Other Business Activities	**59.8**	**18.6**
Result before tax and minority interests	**872.0**	**847.3**
Taxes	(234.0)	(227.8)
Result after tax	**638.0**	**619.5**

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million	
	2005	2004
Subsidiaries of MAPFRE-CAJA MADRID HOLDING		
MAPFRE VIDA	172.3	159.8
MAPFRE SEGUROS GENERALES	111.6	108.1
MAPFRE EMPRESAS	103.9	92.1
MAPFRE CAJA SALUD	15.7	6.7
Other subsidiaries of CORPORACION MAPFRE	0.0	0.0
MAPFRE AMERICA	91.6	70.4
MAPFRE RE	54.4	72.0
MAPFRE ASISTENCIA	14.2	3.8
TOTAL SUBSIDIARIES	**563.6**	**512.9**
Consolidation adjustments and other items	(15.7)	(33.3)
Result before tax and minority interests	**547.9**	**479.6**
Taxes	(154.1)	(148.1)
Result after tax	**393.8**	**331.5**
Result attributable to minority interests	(144.0)	(122.1)
Result attributable to CORPORACIÓN MAPFRE	**249.8**	**209.4**

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2005



I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25, 28004 MADRID	A08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

			Non-consolidated	Consolidated
I.	Issuer Identification Data	0010	X	
II.	Changes in the Consolidated Group	0020		X
III.	Basis of Presentation and Valuation Criteria	0030	X	X
IV.	Balance Sheet(*)	0040	X	X
V.	Results	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		X
VII.	Premium Breakdown by Branch of Business	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Business Development	0085	X	X
X.	Issuance, Partial or Complete Repayment of Financial Borrowings	0090		
XI.	Dividends Paid	0100	X	
XII.	Relevant Facts	0110	X	X
XIII.	Relevant Facts: Explanatory Appendix	0115	X	X
XIV.	Transactions with Related Parties	0120	X	X
XV.	Special Auditors Report	0125		

(*) With regards to consolidated information, only the relevant balance sheet and profit and loss statements in accordance with applicable regulations need be filled in.

II. CHANGES IN THE COMPANIES THAT FORM THE CONSOLIDATED GROUP

A) CHANGES IN COMPANY NAME

- MUSINI, S.A. DE SEGUROS Y REASEGUROS changed its name to MAPFRE EMPRESAS, S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS.
- UNIDAD MÓVIL DE DIAGNÓSTICOS, S.A. de C.V. changed its name to MAPFRE UNIDAD DE SERVICIOS, S.A. de C.V. (Mexico).
- ASSET DEFENSA LEGAL, S.A. de C.V. changed its name to MAPFRE DEFENSA LEGAL, S.A. de C.V. (Mexico).
- MAPFRE ASIAN INSURANCE CORPORATION changed its name to MAPFRE INSULAR INSURANCE CORPORATION (The Philippines).
- GESMUSINI S.G.I.I.C. SOCIEDAD UNIPERSONAL changed its name to GESMUSINI SERVICIOS, S.A. SOCIEDAD UNIPERSONAL.
- CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA, S.A. changed its name to HOSCLIMAP, S.A.

B) CHANGES IN CONSOLIDATION METHODS OR PROCEDURES

1. The following companies, which in the preceding year did not form part of the consolidation perimeter, were fully consolidated:

   a) Due to acquisition:

   - ENKEN SERVICIOS DE PREVENCIÓN, S.L.
   - ENKEN ASISTENCIA SANITARIA, S.L.
   - ABRAXAS (United Kingdom).
   - MAPFRE NOSSA CAIXA VIDA E PREVIDENCIA, S.A. (Brazil).
   - CLINISAS (CLÍNICA CASTELLÓ), S.A.

   b) Due to incorporation:

   - MAPFRE DOMINICANA, S.A. (Dominican Republic).
   - MAPFRE DOMINICANA DE SEGUROS, S.A. (Dominican Republic).

2. The following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

   a) Winding-up:

   - MAPFRE RE MANAGEMENT SERVICES U.K. COMPANY LIMITED (United Kingdom).

   b) Sale to third parties:

   - COMPAÑÍA CANARIA DE CEMENTERIOS, S.A.
   - MAPFRE PROGRESS (Italy).
   - SANTA CATARINA SEGUROS E PREVIDENCIA, S.A. (Brazil).
   - MAPFRE LIFE FINANCIAL SERVICES CO. (Puerto Rico).

   c) Absorption:

   - MAPFRE INDUSTRIAL, S.A., absorbed by MAPFRE EMPRESAS.
   - SERVEIS INTEGRALS PER A L'AUTONOMA, S.A., absorbed by MAPFRE QUAVITAE, S.A.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial information contained herein was prepared in accordance with International Financial Reporting Standards (IFRS).

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	5,790	7,526
II. Intangible Assets	0220	498	537
III. Deferred expenses	0230	744	875
B) INTANG. ASSETS, START-UP AND DEF. EXPENSES	0240	7,032	8,938
I. Tangible Investments	0250	0	0
II. Financial Investments	0260	2,888	108,197
III. Investments in Group Companies and Affiliates	0270	1,455,549	1,169,156
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	0290	1,458,437	1,277,353
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	0310		
E) PARTICIPATION BY REINSURANCE IN TECH. RESERVES	0320	0	0
I. Receivables on direct insurance, reins. and coinsurance	0330	0	0
II. Tax, corporate and other credits	0340	43,053	52,074
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	197	254
V. Cash and Banks	0360	82,602	114,095
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	13,809	6,083
VIII. Accruals	0370	14	15
F) RECEIVABLES, OTHER ASSETS AND ACCRUALS	0380	139,675	172,521
TOTAL ASSETS (A+B+C+D+E+F)	0390	1,605,144	1,458,812

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	119,450	119,450
II. Reserves	0510	898,322	898,322
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	116,547	88,193
V. Result for the year	0530	187,003	94,438
VI. Interim dividend paid during the year	0540	-40,613	-35,835
A) CAPITAL AND RESERVES	0550	1,280,709	1,164,568
B) DEFERRED INCOME	0590	118	115
C) SUBORDINATED LIABILITIES	0592		
D) TECHNICAL RESERVES	0595		
E) TECH. RES. (LIFE) WHEN RISK ASSUMED BY POLICYH.	0600		
F) PROVISIONS FOR RISKS AND EXPENSES	0610	6,621	6,621
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	0620		
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635		
III. Debts on direct insurance, reins. and coinsurance	0640		
IV. Debts on trans. in preparation of insurance contracts	0645		
V. Debts on asset repurchase agreements	0646		
VI. Other liabilities	0650	34,894	4,661
VII. Accruals	0670	7,802	7,847
H) DEBTS AND ACCRUED LIABILITIES	0680	317,696	287,508
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	0690	1,605,144	1,458,812

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (Non-Life)	0800	0		0	
II. Earned premiums, net of reinsurance (Life)	0810	0		0	
A) NET EARNED PREMIUMS (I+II)	**0820**	0		0	
III. Claims incurred, net of reinsurance (Non-Life)	0830	0		0	
IV. Claims incurred, net of reinsurance (Life)	0840	0		0	
B) NET CLAIMS (III+IV)	**0850**	0		0	
V. Variation in other technical reserves, net of reinsurance (Non-Life)	0852	0		0	
VI. Variation in other technical reserves, net of reinsurance (Life)	0853	0		0	
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0		0	
VII. Profit sharing and returns (Non-Life)	0860	0		0	
VIII. Profit sharing and returns (Life)	0865	0		0	
IX. Net operating expenses (Non-Life)	0870	0		0	
X. Net operating expenses (Life)	0875	0		0	
XI. Variation in the equalisation reserve (Non-Life)	0880	0		0	
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0		0	
XII. Other technical results (Non-Life)	0900	0		0	
XIII. Other technical results (Life)	0910	0		0	
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0		0	
XIV. Income from operating investments (Non-life)	0930	0		0	
XV. Income from operating investments (Life)	0935	0		0	
XVI. Expenses from operating investments (Non-Life)	0940	0		0	
XVII. Expenses from operating investments (Life)	0945	0		0	
XVIII. Unrealised capital gains and losses on investments (Life)	0950	0		0	
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**0960**	0		0	
G) TECHNICAL RESULT (Non-Life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0965**	0		0	
H) TECHNICAL RESULT (Life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0966**	0		0	
XIX. Income from net assets' investments	0970	235,802		113,959	
XX. Expenses from net assets' investments	0980	-20,971		-19,774	
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**214,831**		**94,185**	
XXI. Other income	1025	1,809		1,975	
XXII. Other expenses	1026	-9,937		-11,144	
XXIII. Extraordinary Results	1030	1,583		-1,142	
J) RESULT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**208,286**		**83,874**	
XXIV. Corporate tax and others	1042	-21,283		10,564	
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**187,003**		**94,438**	

IV. CONSOLIDATED BALANCE SHEET
(UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Unit: thousand euros

ASSETS			CURRENT YEAR	PREVIOUS YEAR
I.	Consolidated goodwill	4000	595,959	502,840
II.	Other intangible assets	4010	54,904	41,147
A) INTANGIBLES ASSETS		**4020**	**650,863**	**543,987**
I.	Tangible investments	4030	377,712	304,305
II.	Real estate investments	4040	345,131	314,331
III.	Financial investments	4050	19,585,819	17,586,245
IV.	Equity-accounted investments	4060	104,344	78,283
V.	Deposits established for accepted reinsurance	4070	97,884	113,106
VI.	Other investments	4080	32,735	42,144
B) INVESTMENTS		**4090**	**20,543,625**	**18,438,414**
C) UNIT-LINKED INVESTMENTS		**4100**	**299,704**	**361,141**
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**4110**	**1,842,141**	**1,165,106**
E) CREDITS ON DEFERRED TAXES		**4120**	**736,290**	**580,464**
I.	*Credits on direct insurance, reinsurance and coinsurance*	4130	1,455,030	1,132,600
II.	Corporate and other credits	4140	146,134	116,924
III.	Tax credits on current gains	4150	82,053	53,140
IV.	Shareholders, called capital	4160	0	0
V.	Fixed assets	4170	124,858	113,035
VI.	Cash and equivalents	4180	964,711	900,812
VII.	Accruals	4190	425,961	323,694
VIII.	Other assets	4200	349,595	89,257
IX.	Non-operating assets available for sale and assets pertaining to discontinued activities	4205	0	0
F) CREDITS, OTHER ASSETS AND ACCRUALS		**4210**	**3,548,342**	**2,729,462**
TOTAL ASSETS (A+B+C+D+E+F)		**4230**	**27,420,965**	**23,818,574**

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4240	119,450	119,450
II.	Other reserves	4250	1,652,124	1,516,416
III.	Retained earnings	4260	393,804	297,566
IV.	Other equity instruments	4265	0	0
V.	*Less: own securities*	4270	0	0
VI.	Translation differences	4280	58,847	-46,284
VII	Other valuation adjustments	4290	0	0
VIII.	Reserves for revaluation of non-operating assets available for sale *and assets pertaining to discontinued activities*	4295	*0*	*0*
IX.	*Less: interim dividend*	4300	-40,613	-35,835
NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**4310**	**2,183,612**	**1,851,313**
X. Minority interests		**4320**	**977,678**	**860,816**
A) EQUITY		**4330**	**3,161,290**	**2,712,129**
B) SUBORDINATED LIABILITIES		**4340**	**0**	**0**
C) TECHNICAL RESERVES		**4350**	**20,127,487**	**17,462,705**
D) UNIT-LINKED RESERVES		**4360**	**299,704**	**361,141**
E) OTHER RESERVES		***4370***	***107,710***	***109,313***
F) DEPOSITS RECEIVED ON CEDED INSURANCE		**4380**	**144,686**	**147,630**
G) DEBTS ON DEFERRED TAXES		**4390**	**839,844**	**642,274**
I.	Bonds and other tradeable securities	4400	313,579	315,952
II.	Due to credit institutions	4410	201,558	84,256
III.	Debts on direct insurance, reinsurance and coinsurance	4420	723,342	659,164
IV.	Other financial liabilities	4430	628,758	747,043
V.	Tax debts on current gains	4440	254,342	156,965
VI.	Accruals	4450	190,245	147,740
VII.	Other liabilities	4460	428,420	272,262
VIII.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	4465	0	0
H) DEBTS AND ACCRUED LIABILITIES		**4470**	**2,740,244**	**2,383,382**
TOTAL LIABILITIES AND NET WORTH (A+B+C+D+E+F+G+H)		**4490**	**27,420,965**	**23,818,574**

V. CONSOLIDATED RESULTS UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (Non-Life)	4500	3,938,910	67%	3,232,791	63%
II. Earned premiums, net of reinsurance (Life)	4510	1,930,339	33%	1,900,473	37%
A) NET EARNED PREMIUMS (I+II)	**4520**	**5,869,249**	**100%**	**5,133,264**	**100%**
III. Claims incurred, net of reinsurance (Non-Life)	4530	-2,677,772	-46%	-2,157,011	-42%
IV. Claims incurred, net of reinsurance (Life)	4540	-1,615,046	-28%	-1,745,175	-34%
B) NET CLAIMS INCURRED (III+IV)	**4550**	**-4,292,818**	**-73%**	**-3,902,186**	**-76%**
V. Variation in other technical reserves, net of reins. (Non-Life)	4560	-61,280	-1%	-28,833	-1%
VI. Variation in other technical reserves, net of reins. (Life)	4570	-782,575	-13%	-608,723	-12%
C) VARIATION IN OTHER NET TECH. RESERVES (+/-V+/-VI)	**4580**	**-843,855**	**-14%**	**-637,556**	**-12%**
VII. Profit sharing and returns (Non-Life)	4590	-2,603	0%	-2,920	0%
VIII. Profit sharing and returns (Life)	4600	-22,132	0%	-30,345	-1%
IX. Net operating expenses (Non-Life)	4610	-1,053,789	-18%	-842,834	-16%
X. Net operating expenses (Life)	4620	-141,974	-2%	-117,934	-2%
XI. Variation in other technical reserves (Non-Life)	4630	0	0%	0	0%
D) PROFIT SHARING & OPER. EXPENSES (VII+VIII+IX+X+/-XI)	**4640**	**-1,220,498**	**-21%**	**-994,033**	**-19%**
XII. Other technical results (Non-Life)	4650	-49,293	-1%	-42,763	-1%
XIII. Other technical results (Life)	4660	-10,654	0%	-14,819	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**4670**	**-547,869**	**-9%**	**-458,093**	**-9%**
XIV. Income from operating investments (Non-Life)	4680	313,284	5%	204,777	4%
XV. Income from operating investments (Life)	4690	909,984	16%	913,307	18%
XVI. Expenses from operating investments (Non-Life)	4700	-57,067	-1%	-38,110	-1%
XVII. Expenses from operating investments (Life)	4710	-165,415	-3%	-205,388	-4%
XVIII. Unrealised capital gains and losses on investments (Life)	4720	25,639	0%	18,293	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+XVIII)	**4730**	**478,556**	**8%**	**434,786**	**8%**
G) TECHNICAL RESULT (Non-Life)	**4740**	**350,390**	**6%**	**325,097**	**6%**
H) TECHNICAL RESULT (Life)	**4750**	**128,166**	**2%**	**109,689**	**2%**
XIX. Results from net assets investments	4760	21,537	0%	33,018	1%
XX. Translation results	4770	-1,911	0%	-6,406	0%
XXI. Results from subsidiaries and joint-ventures accounted for by the equity method	4780	1,680	0%	1,243	0%
XXII. Results from disposal or revaluation of non-operating assets available for sale and excluded from discontinued activities (net)	4790	0	0%	0	0%
XXIII. Other income	4800	74,986	1%	63,150	1%
XXIV. Other expenses	4810	-72,166	-1%	-65,641	-1%
XXV. Income from activities other than insurance	4820	328,685	6%	288,935	6%
XXVI. Expenses from activities other than insurance	4830	-283,426	-5%	-269,551	-5%
I) PROFIT/(LOSS) BEFORE TAXES FROM CONTINUED ACTIVITIES (F+/-XIX:XXVI)	**4840**	**547,941**	**9%**	**479,534**	**9%**
XXVII Corporate tax	4850	-154,119	-3%	-148,095	-3%
J) PROFIT/(LOSS) FROM CONTINUED ACTIVITIES (I+/-XXVII)	**4860**	**393,822**	**7%**	**331,439**	**6%**
XXVIII Result after taxes from discontinued activities	4870	0	---	0	---
K) PROFIT/(LOSS) FOR THE YEAR (J+/-XXVIII)	**4880**	**393,822**	**7%**	**331,439**	**6%**
XXIX. Minority interests	4890	-144,006	-2%	-122,062	-2%
= PROFIT/(LOSS) ATTRIBUTABLE TO HOLDERS OF EQUITY ISSUED BY THE CONTROLLING COMPANY	**4900**	**249,816**	**4%**	**209,377**	**4%**

VI. COMPARISON OF CONSOLIDATED BALANCE SHEET PREPARED UNDER IFRS AND SPANISH GAAP

Unit: thousand euros

	ASSETS		OPENING OF FISCAL YEAR 2005 (IFRS)	CLOSE OF FISCAL YEAR 2004 (SPANISH GAAP)
I.	Start-up expenses	5000		17,869
II.	Goodwill	5010	502,840	343,791
III.	Other intangible assets	5020	41,147	168,498
IV.	Deferred expenses	5030		9,530
A) INTANGIBLE ASSETS, START-UP AND DEFERRED EXPENSES		**5040**	**543,987**	**539,688**
I.	Tangible investments	5050	304,305	638,761
II.	Real estate investments	5060	314,331	
III.	Financial investments	5070	17,586,245	15,048,910
IV.	Equity-accounted investments	5080	78,283	261,816
V.	Own shares	5090		--
VI.	Deposits established for accepted reinsurance	5100	113,106	116,471
VII.	Other investments	5110	42,144	--
B) INVESTMENTS		**5120**	**18,438,414**	**16,065,958**
C) UNIT-LINKED INVESTMENTS		**5130**	361,141	361,141
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**5140**	1,165,106	1,166,438
I.	Credits on direct insurance, reinsurance and coinsurance	5150	1,132,600	1,134,202
II.	Tax, corporate and other credits	5160	170,064	193,972
III.	Fixed assets	5170	113,035	81,357
IV.	Cash and equivalents	5180	900,812	856,370
V.	Other assets	5190	993,415	607,302
VI.	Non-operating assets available for sale and assets pertaining to discontinued activities	5195	--	--
F) CREDITS, OTHER ASSETS AND ACCRUALS		**5200**	**3,309,926**	**2,873,203**
TOTAL ASSETS (A+B+C+D+E+F)		**5220**	**23,818,574**	**21,006,428**
	LIABILITIES AND EQUITY			
I.	Capital	5230	119,450	119,450
II.	Reserves	5240	1,767,698	1,404,788
Of which: equity adjustments due to the transition to IFRS (*)		5250	144,041	
III.	Other equity instruments	5255	--	--
IV.	Less: own securities	5260	--	--
V.	Valuation adjustments	5270	--	
VI.	Result for the period	5280		182,942
VII.	Less: interim dividend	5290	-35,835	-35,835
A) NET ASSETS UNDER NATIONAL ACCOUNTING STANDARDS/ NET ASSETS ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**5300**	0 0 **1,851,313**	0 0 **1,671,345**
B) MINORITY INTERESTS		**5310**	860,816	731,408
TOTAL EQUITY UNDER IFRS (A + B)		**5320**	**2,712,129**	
C) NEGATIVE CONSOLIDATION DIFFERENCES		**5330**		3,055
D) DEFERRED INCOME		**5340**	0	13,394
E) SUBORDINATED LIABILITIES		**5350**	0	--
F) TECHNICAL RESERVES		**5360**	17,462,705	16,180,870
G) UNIT-LINKED RESERVES		**5370**	361,141	361,141
H) OTHER RESERVES		**5380**	109,313	111,510
I) DEPOSITS RECEIVED ON CEDED INSURANCE		**5390**	147,630	147,724
I.	Issuance of debt and other tradeable securities	5400	315,952	275,000
II.	Due to credit institutions	5410	84,256	78,049
III.	Due on direct insurance, reins. and coins. (brokers, policyholders)	5420	659,164	590,586
IV.	Other liabilities	5430	1,966,284	842,346
V.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	5435	--	--
J) DEBTS AND ACCRUALS		**5440**	**3,025,656**	**1,785,981**
TOTAL LIABILITIES AND EQUITY (A+B+C+D+E+F+H+I+J)		**5460**	**23,818,574**	**21,006,428**

(*) Line shown only for information purposes only. The amounts indicated must not be added in order to arrive at the "TOTAL NET ASSETS UNDER IFRS".

VII. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

NON-LIFE BRANCHES (*)		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			2,494,652	2,199,153
Direct Insurance abroad	2115			1,594,478	1,193,444
Reinsurance	2120			666,970	487,465
Assistance	2125			221,909	165,361
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2130			4,978,009	4,045,423
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2140			-1,039,099	-812,632
TOTAL NET EARNED PREMIUMS Non-Life	2145			**3,938,910**	**3,232,791**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2150			1,995,254	2,005,102
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2185			-64,915	-104,629
TOTAL NET EARNED PREMIUMS Life	2190			**1,930,339**	**1,900,473**
TOTAL NET EARNED PREMIUMS	2200			**5,869,249**	**5,133,264**
Spain	2205			3,927,656	3,653,128
Foreign Subsidiaries: EU.	2210			277,235	220,245
O.E.C.D.	2215			420,526	402,902
Other Countries	2220			1,243,832	856,989

Thousand euros

(*) Direct insurance and accepted reinsurance premiums earned are included in the breakdown of Non-Life branches.

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THE PERIOD

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	34	37	18,317	14,784

IX. BUSINESS DEVELOPMENT

♦ OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by CORPORACIÓN MAPFRE and its subsidiaries were €7,260.3 million in 2005, a 13.2% increase. Total operating revenues from insurance and pensions activities reached €9,344.3 million, including €295.7 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	2005	2004	% Var. 05/04
Companies operating primarily in Spain	**5,884.9**	**5,577.8**	5.5%
- Gross written and accepted premiums	4,508.6	4,256.9	5.9%
- Income from investments	1,110.8	1,070.3	3.8%
- Other income	265.5	250.6	5.9%
Companies operating primarily abroad	**3,178.3**	**2,467.5**	28.8%
- Gross written and accepted premiums	2,751.7	2,157.6	27.5%
- Income from investments	297.2	217.3	36.8%
- Other income	129.4	92.6	39.7%
Holding company (non-consolidated)	**241.6**	**118.7**	103.5%
CUMULATIVE REVENUES SUBTOTAL	9,304.8	8,164.0	14.0%
Consolidation adjustments	-256.2	-127.6	100.8%
CONSOLIDATED REVENUES SUBTOTAL	9,048.6	8,036.4	12.6%
Gross contributions to pension funds	295.7	290.6	1.8%
TOTAL REVENUES FROM OPERATIONS	9,344.3	8,327.0	12.2%

Figures in million euros

Total consolidated revenues grew 12.6% over the previous year. This positive development was characterised by the following factors:

- Organic growth in premiums volumes across most markets and business lines in which the Group operates.
- Appreciation of the US dollar and of some Latin American currencies against the euro in 2005, which reversed the trend observed in previous years.

The following table shows the evolution of funds under management in Life insurance and Savings products:

	2005	2004	% Var. 05/04
Technical reserves - Life insurance	14,867.8	13,594.9	9.4%
Pension funds[1]	1,287.4	1,103.2	16.7%
Mutual funds	3,097.1	2,680.1	15.6%
TOTAL	**19,252.3**	**17,378.2**	10.8%

Figures in million euros

[1] Figures do not include defined benefit plans amounting to €733.7 million in 2004.

The 10.8% growth in funds under management obtained in 2005 reflects primarily the following factors:

- The winning of a larger amount of savings in mutual funds, especially guaranteed types;
- A smaller volume of maturities of single premium products in the banking channel;
- New externalisation transactions.

€505.1 million of the total increase in Life insurance technical reserves came from the rise in the market value of investments.

Spain

Gross direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €4,508.6 million, to which €295.7 million of new gross contributions to pension funds must be added, with the following breakdown:

	2005	2004	% Var.
LIFE INSURANCE OPERATING UNIT	**1,915.3**	1,844.8	3.8%
GENERAL INSURANCE OPERATING UNIT	**1,140.2**	1,021.1	11.7%
COMMERCIAL INSURANCE OPERATING UNIT	**1,101.5**	1,080.6	1.9%
- Industrial business	980.9	962.6	1.9%
- Credit and Surety business	120.6	118.0	2.2%
MAPFRE CAJA SALUD	**353.3**	316.8	11.5%
Consolidation adjustments	-1.7	-6.4	---
TOTAL PREMIUMS	**4,508.6**	**4,256.9**	5.9%
Gross contributions to pension funds	295.7	290.6	1.8%

Figures in million euros

The increase in the volume of premiums in the Life Insurance Operating Unit was characterised by sustained growth in Life – Risk products, a slightly lower volume of issuance in Life – Savings products and new externalisation transactions.

Business growth in the General Insurance Operating Unit came primarily from Multi-peril lines, which grew in excess of 14%. In 2005, there were over 2.1 million homes insured and more than 4 million outstanding policies.

The larger volume of premiums obtained by the Commercial Insurance Operating Unit reflects the winning of new business and the expansion of its activities abroad, which helped counter the impact of lower rates caused by strong competition in this market segment, as well as the transfer of the Life and Accidents insurance portfolios to other operating units. Premiums grew 14.1% in the SME business and 6.4% in large risks, while MAPFRE CAUCIÓN Y CRÉDITO's business volumes only increased 2.2% due to intense competitive pressure in Credit insurance.

Lastly, MAPFRE CAJA SALUD, which operates in a highly specialised business line, recorded an 11.5% increase in its premiums, which came primarily from the Health Assistance business line.

The following table shows a breakdown of written and accepted premiums by line of business in 2005 and 2004, together with the corresponding market shares (provisional in the case of 2005):

	2005	2004	% Var. 05/04	Market shares 2005	2004
Motor	143.9	145.5	-1.1%	1.2%	1.3%
Health	353.3	316.8	11.5%	7.9%	7.7%
Other - Non-Life	2,090.1	1,888.3	10.7%	16.8%	16.7%
Consolidation adjustments	-1.7	-6.3			
TOTAL NON-LIFE	**2,585.6**	**2,344.3**	**10.3%**	**8.9%**	**8.7%**
Life Risk	252.2	237.8	6.0%		
Life Savings	1,522.2	1,561.4	-2.5%		
Life Externalisations	148.6	113.5	30.9%		
Consolidation adjustments	--	-0.1			
TOTAL LIFE	**1,923.0**	**1,912.6**	**0.5%**	**9.0%**	**9.9%**
TOTAL	**4,508.6**	**4,256.9**	**5.9%**	**9.0%**	**9.2%**

Figures in million euros

The breakdown of premiums written through the agents channel and the CAJA MADRID bank channel was as follows:

	2005	2004	% Var.
AGENTS CHANNEL	**3,518.0**	**3,327.3**	5.7%
LIFE	**1,073.0**	1,034.3	3.7%
GENERAL INSURANCE	**1,033.3**	942.4	9.6%
COMMERCIAL INSURANCE	**1,076.7**	1,048.6	2.7%
HEALTH	**335.0**	302.0	10.9%
CAJA MADRID BANK CHANNEL	**992.3**	**936.0**	6.0%
LIFE	**842.3**	810.5	3.9%
GENERAL INSURANCE	**106.9**	78.7	35.8%
COMMERCIAL INSURANCE	**24.8**	32.0	-22.5%
HEALTH	**18.3**	14.8	23.6%
Consolidation adjustments	-1.7	-6.4	---
TOTAL PREMIUMS	**4,508.6**	**4,256.9**	5.9%

Million euros

The total income from investments for the companies that operate primarily in Spain was €1,110.8 million, a 3.8% increase. Of these, €986.5 million came from interest income, dividends and equivalents, against €905.4 million in 2004.

The remaining revenues (Other income), which grew 5.9% in 2005, were contributed mainly by companies that operate in business lines other than insurance, among which the following must be mentioned:

- the stockbroking and mutual and pension funds management subsidiaries of MAPFRE VIDA grouped under MAPFRE INVERSIÓN, whose revenues increased 8.4% over the previous year to €97.8 million;
- MAPFRE INMUEBLES, whose recorded revenues decreased 40.2%, due to the delivery of comparatively fewer homes than in the previous year;
- MAPFRE QUAVITAE, whose revenues grew 28%. In 2005, this company completed the integration of its operations with those of MAPFRE ASISTENCIA and opened three new nursing homes in Oviedo, San Sebastián and Santiago de Compostela.

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	2005	2004	% Var. 05/04
MAPFRE AMERICA	**1,655.0**	**1,289.1**	28.4%
- Argentina	195.2	161.7	20.7%
- Brazil	434.6	259.4	67.5%
- Chile	133.6	95.2	40.3%
- Colombia	55.2	41.8	32.1%
- El Salvador	28.4	28.1	1.1%
- Mexico	250.8	242.5	3.4%
- Paraguay	8.6	7.3	17.8%
- Peru	27.1	22.6	19.9%
- Puerto Rico	254.3	223.8	13.6%
- Dominican Republic	1.8	---	---
- Uruguay	10.0	8.1	23.5%
- Venezuela	255.4	198.6	28.6%
MAPFRE INSULAR (The Philippines)	12.9	10.0	29.0%
SUBTOTAL DIRECT INSURANCE	**1,667.9**	**1,299.1**	28.4%
ACCEPTED REINSURANCE	**1,337.4**	**1,132.6**	18.1%
ASSISTANCE	**254.8**	**191.2**	33.3%
TOTAL CUMULATIVE PREMIUMS	**3,260.1**	**2,622.9**	24.3%
Intra-group transactions eliminated upon consolidation	-508.4	-465.3	9.3%
TOTAL CONSOLIDATED PREMIUMS	**2,751.7**	**2,157.6**	27.5%

Figures in million euros

The breakdown by business line of direct insurance premiums written is shown in the following table:

	2005	2004	% Var. 05/04
Motor	749.4	617.2	21.4%
Health and accidents	263.1	185.6	41.8%
Other lines of business	655.4	496.3	32.1%
TOTAL	1,667.9	1,299.1	28.4%

Figures in million euros

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in 2005 premiums amounting to €1,655 million, a 28.4% increase over the previous year. It is worth noting the growth achieved by the subsidiaries operating in Brazil (67.5%), Chile (40.3%), Colombia (32.1%) and Venezuela (28.6%), while increases in excess of 10% were recorded in nearly all other countries.

MAPFRE is one of the leading Non-Life insurance groups in Latin America, where it ranked second in 2004 with a share of approximately 6.1% of the premiums of the countries and territories in which it operates. The following table shows the growth rates of direct insurance premiums in local currency achieved in the various countries, together with the corresponding market shares:

	2005	MARKET SHARE NON-LIFE[1]
Argentina	19.7%	8.0%
Brazil	35.5%	5.2%
Chile	23.9%	11.0%
Colombia	15.8%	4.2%
El Salvador	0.3%	14.1%
Mexico	-1.1%	3.6%
Paraguay	19.4%	12.7%
Perú	15.6%	6.3%
Puerto Rico	12.5%	11.6%
Uruguay	4.2%	5.7%
Venezuela[2]	41.1%	9.5%

(1) Figures as per the latest data available for each market, expect in the case of Paraguay, Puerto Rico and Venezuela whose market shares are as of the close of 2004.
(2) Total market share (Life + Non-Life).

The volume of premiums of MAPFRE INSULAR (The Philippines) grew 29% in euros and 25.2% in local currency.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,337.4 million in 2005 (€1,132.6 million in 2004), an 18.1% increase. Retained premiums were €913.5 million, equivalent to a 68.3% retention rate (68.2% in 2004). By geographical areas, 39% of premiums accepted in 2005 came from Spain, 25% from the rest of Europe, 21% from Latin America, 8% from North America and the remaining 7% from other countries. Within these figures, MAPFRE REINSURANCE CORPORATION (U.S.A.) booked a volume of premiums of €83.8 million, against €87.3 million in 2004.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €364 million, a 34.3% increase over the previous year. Their breakdown by geographical areas was as follows: Spain, 20%; Latin America, 22%; other European countries, 40%; United States, 10%; and 8% from other areas.

The total income from investments for the companies that operate primarily abroad was €297.2 million, a 36.8% increase. Of these, €218.5 million came from interest income, dividends and equivalents, against €154.6 million in 2004.

♦ MANAGEMENT RATIOS

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 97.6% in 2005, against 95.1% the previous year. The increase recorded was caused primarily by a series of large claims incurred in the year, among which hurricanes *Katrina* and *Wilma* stand out. In the Life insurance business, the ratio of expenses as a percentage of funds under management remained stable.

The evolution of the main management ratios for the insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table:

	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**2005**	2004	**2005**	2004	**2005**	2004
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**27.3%**	28.1%	**64.7%**	64.5%	**92.0%**	92.6%
MAPRE EMPRESAS	**13.1%**	12.5%	**78.0%**	76.0%	**91.1%**	88.5%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**0.1%**	-6.2%	**78.7%**	74.7%	**78.8%**	68.5%
MAPFRE CAJA SALUD	**15.7%**	16.1%	**81.2%**	82.5%	**96.9%**	98.6%
MAPFRE-CAJA MADRID HOLDING	**21.1%**	21.9%	**71.2%**	70.8%	**92.3%**	92.7%
Companies operating primarily abroad						
MAPFRE AMERICA	**34.8%**	34.1%	**68.2%**	67.1%	**103.0%**	101.2%
MAPFRE RE	**32.1%**	33.2%	**67.6%**	58.5%	**99.7%**	91.7%
MAPFRE ASISTENCIA	**25.3%**	21.0%	**71.1%**	73.7%	**96.4%**	94.7%
CORPORACION MAPFRE (Consolidated)	**28.1%**	27.5%	**69.5%**	67.6%	**97.6%**	95.1%
MAPFRE VIDA[5]	0.9%	0.9%				

(1) (Net operating expenses – other technical income + other technical expenses) / Net premiums earned. Figures corresponding to the Non-Life insurance account.

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures corresponding to the Non-Life insurance account.

(3) Combined ratio = Expense ratio + Loss ratio. Figures corresponding to the Non-Life insurance account.

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary.

(5) Net operating expenses / average third-party funds under management.

♦ RESULTS

The consolidated profit after tax was €393.8 million (€331.5 million in 2004), an 18.8% increase. The net consolidated profit after tax and minority shareholders grew 19.3% to €249.8 million. Earnings per share reached €1.05, against €0.93 the previous year (adjusted for the effects of the capital increase carried out in 2004).

In general terms, most Units and Subsidiaries of CORPORACIÓN MAPFRE increased considerably their profits with respect to fiscal year 2004. Among them, the increase recorded by MAPFRE AMÉRICA stands out. Larger catastrophe claims negatively affected the result of MAPFRE RE, which, nevertheless, made a net profit of €32.3 million on the back of significant results growth in the non-catastrophe business.

The following table shows the sources and breakdown of results:

	2005	2004	% Var.05/04
INSURANCE ACTIVITIES	**524.5**	**482.4**	8.7%
Companies operating primarily in Spain	364.4	336.2	8.4%
Companies operating primarily abroad	160.1	146.2	9.5%
OTHER ACTIVITIES	**41.0**	**33.6**	22.0%
Holding & other companies and consolidation adjustments	**-17.6**	**-36.4**	-51.6%
Profit before tax and minority shareholders	**547.9**	**479.6**	14.2%
Taxes	-154.1	-148.1	4.1%
Profit after tax	**393.8**	**331.5**	18.8%
Result attributable to minority shareholders	-144.0	-122.1	17.9%
Profit after tax and minority shareholders	**249.8**	**209.4**	19.3%

Figures in million euros

The development of the results of the main Units and Companies with respect to the previous year is shown in the following table:

	Before tax and minority shareholders		After tax and minority shareholders	
	2005	2004	2005	2004
INSURANCE ACTIVITIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT	133.1	129.4	88.8	86.1
GENERAL INSURANCE OPERATING UNIT	111.6	108.1	69.7	70.5
COMMERCIAL INSURANCE OPERATING UNIT	103.9	92.1	71.4	63.1
MAPFRE CAJA SALUD	15.7	6.7	9.9	3.9
Companies operating primarily abroad				
MAPFRE AMÉRICA	91.6	70.4	105.7	55.5
MAPFRE RE	54.4	72.0	32.3	45.6
ASSISTANCE INSURANCE OPERATING UNIT	14.2	3.8	10.0	3.6
OTHER ACTIVITIES				
MAPFRE INMUEBLES	2.8	9.2	2.4	6.3
LIFE INSURANCE OP.UNIT (MAPFRE INVERSIÓN)	39.2	30.4	25.4	19.5
MAPFRE QUAVITAE	-1.0	-6.0	-1.2	-5.7
COMPANIES WITH A MINORITY SHAREHOLDING				
GESMADRID	5.7	5.2	3.7	3.4
CAJA MADRID PENSIONES	2.3	1.6	1.5	1.0
CAJA MADRID BOLSA	2.7	2.0	1.8	1.3

Figures in million euros

In 2005, a number of shareholdings and portfolios were transferred among various business units in order to complete the final structure of the Commercial Insurance Operating Unit:

- Transfer of MAPLUX from MAPFRE RE to MAPFRE SEGUROS GENERALES and rearrangement of the accepted reinsurance portfolios between MAPLUX and INDUSTRIAL RE, a subsidiary of MAPFRE EMPRESAS;
- Transfer of MAPFRE INDUSTRIAL from the GENERAL INSURANCE OPERATING UNIT to MAPFRE EMPRESAS;
- Transfer to MAPFRE EMPRESAS of MAPFRE CAUCION y CRÉDITO, previously a subsidiary of MAPFRE - CAJA MADRID HOLDING;
- Transfer to MAPFRE VIDA and MAPFRE SEGUROS GENERALES, respectively, of the Life and Accidents insurance portfolios of MUSINI.

All these movements have generated gains and losses in the Units involved that are broken down in the following table:

	Increase / (decrease) in profit	
	Before tax and minority shareholders	Net
MAPFRE EMPRESAS	24.7	17.6
MAPFRE SEGUROS GENERALES	-10.2	-7.2
MAPFRE RE	-8.6	-8.6
MAPFRE-CAJA MADRID HOLDING and other	-5.9	-1.8

These effects have been eliminated in the net consolidated profit of CORPORACIÓN MAPFRE

The net result of MAPFRE AMÉRICA includes income of €30.6 million from tax refunds within the fiscal group arising from the use of negative taxable amounts from previous years. Excluding this, it would have grown 35.3% over the previous year.

The contribution of the various Units and Companies to the net consolidated profit breaks down as follows:

	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 2005	Contribution to consolidated result 2004
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	114.2	-56.1	---	58.1	53.8
GENERAL INSURANCE	69.7	-37.7	7.2	39.2	35.5
COMMERCIAL INSURANCE	71.4	-26.1	-17.6	27.7	30.2
MAPFRE CAJA SALUD	9.9	-5.0	---	4.9	1.9
Consolidation adjustments				3.6	-8.1
MAPFRE-CAJA MADRID HOLDING				133.5	113.3
OTHER ACTIVITIES					
MAPFRE INMUEBLES	2.4	---	---	2.4	6.3
MAPFRE QUAVITAE	-1.2	0.7	---	-0.5	-2.6
COMPANIES OPERATING PRIMARILY IN SPAIN	266.4	-124.2	-10.4	**135.4**	**117.0**
MAPFRE AMÉRICA	105.7	-13.3	---	92.4	47.1
MAPFRE RE	32.3	-5.0	8.6	35.9	40.4
ASSISTANCE OPERATING UNIT	10.0	---	-1.9	8.1	3.6
MAPFRE INSULAR	0.8	---	---	0.8	0.8
COMPANIES OPERATING PRIMARILY ABROAD	148.8	-18.3	6.7	**137.2**	**91.9**
Other companies and consolidation adjustments				-22.8	0.5
CORPORACIÓN MAPFRE				**249.8**	**209.4**

Figures in million euros

Under Spanish General Accounting Standards and Spanish Accounting Standards

for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), the estimated net consolidated profit would have grown 33.2% over fiscal year 2004 to €243,6 million.

- **INVESTMENTS AND LIQUID ASSETS**

The book value of investments and liquid assets as of 31 December 2005 was €21,808 million, a 10.7% increase over the previous year. The following table shows its breakdown and percentage distribution:

	2005	% over total	2004	% over total
Risk-free investments	**1,264.4**	**5.8%**	**1,261.9**	**6.4%**
- Cash	964.7	4.4%	900.8	4.6%
- Unit-linked investments	299.7	1.4%	361.1	1.8%
Real Estate Investments	**722.8**	**3.3%**	**618.6**	**3.1%**
- Buildings for own use	377.7	1.7%	304.3	1.5%
- Other Real Estate investments	345.1	1.6%	314.3	1.6%
Financial investments	**19,585.8**	**89.8%**	**17,586.2**	**89.3%**
- Shares	448.5	2.1%	410.3	2.1%
- Fixed income	17,850.8	81.9%	15,747.5	79.9%
- Mutual funds	905.3	4.2%	794.6	4.0%
- Other financial investments	381.2	1.7%	633.8	3.2%
Other investments	**235.0**	**1.1%**	**233.6**	**1.2%**
- Investments in associated companies	104.4	0.5%	78.3	0.4%
- Accepted reinsurance deposits	97.9	0.4%	113.1	0.6%
- Other investments	32.7	0.1%	42.1	0.2%
TOTAL	**21,808.0**	**100.0%**	**19,700.3**	**100.0%**

Figures in million euros

The value of real estate investments shown in the previous table does not include unrealised gains, which amounted to €203.4 million at the close of the year according to independent surveyors.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity reached €3,161.3 million, against €2,712.1 million at the close of 2004. Its year-on-year variation sums up the positive impact of the profits earned by the Units, the increase in the value of investments and hedging derivatives and the appreciation of the US dollar and of some Latin American currencies against the euro. Of the total equity amount referred to above, €977.7 million corresponded to minority shareholdings in subsidiaries and €2,183.6 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity was equal to €9.1 per share at the close of 2005 (€7.8 as of the end of 2004).

The return on equity (ROE), defined as the net consolidated profit after tax and minorities as a percentage of average shareholders' equity, was 12.4% (12.5% in 2004).

The following table shows the ROE of CORPORACIÓN MAPFRE and those of its main Units and Companies:

	2005			2004
	Average equity	Profit	ROE % (1)	ROE % (1)
CORPORACIÓN MAPFRE	2,017.5	249.8	12.4%	12.5%
MAPFRE - CAJA MADRID Holding	1,475.9	261.7	17.7%	17.1%
MAPFRE VIDA	576.3	114.2	19.8%	21.6%
MAPFRE SEGUROS GENERALES(2)	299.7	69.7	23.2%	26.4%
MAPFRE EMPRESAS	275.1	65.5	23.8%	17.0%
MAPFRE CAUCIÓN Y CRÉDITO	34.0	7.9	23.3%	30.7%
MAPFRE CAJA SALUD	101.2	9.9	9.8%	4.2%
MAPFRE AMÉRICA	663.8	105.7	15.9%	10.7%
MAPFRE RE	579.8	32.3	5.6%	11.7%
MAPFRE ASISTENCIA	78.3	10.0	12.8%	5.6%

(1) Net result after taxes and minority interests/average shareholders' equity excluding minority interests. The equity of CORPORACIÓN MAPFRE in 2004 is weighted for the €500.5 million capital increase carried out in April.

(2) Without MAPFRE INDUSTRIAL.

- ## ACQUISITIONS, PROJECTS AND DISPOSALS

Direct investments

The following are the most significant investment and disposal transactions concerning subsidiaries of the Group and affiliates that were carried out by CORPORACIÓN MAPFRE in 2005:

- A minority shareholding in MAPFRE AMÉRICA was acquired for a price of €26.1 million. Furthermore, €65.8 million were invested to subscribe for the share of CORPORACIÓN MAPFRE and buy shares not subscribed for by other shareholders in a capital increase carried out by this subsidiary to fund another capital increase in its subsidiary MAPFRE VERA CRUZ SEGURADORA (Brazil). As a consequence of these two transactions, CORPORACIÓN MAPFRE raised its shareholding in MAPFRE AMÉRICA to 87.46%, from 84.92% at the close of 2004.
- With a view to financing the expansion of the real estate business, a €47.9 million capital increase carried out by MAPFRE INMUEBLES was subscribed for and a €16.4 million loan at market terms was granted to one of its subsidiaries.
- MAPFRE - CAJA MADRID HOLDING repayed the €45.5 million loan granted to it by CORPORACIÓN MAPFRE in 2003 to finance the acquisition of MUSINI.
- A €44 million investment was made to subscribe for the part corresponding to CORPORACIÓN MAPFRE in the €50 million capital increase carried out by MAPFRE RE.
- MAPFRE ASISTENCIA carried out two capital increases: one of €6.8 million, to support the development of its business activities; and another of €10 million, to finance the acquisition of the British company ABRAXAS, which was complemented by a €5.1 million 5-year loan granted at market terms.
- CORPORACIÓN MAPFRE subscribed for its part in two capital increases carried out by MAPFRE QUAVITAE: €5.5 million in a €12 million increase aimed at strengthening the company's financial position and reducing its indebtedness; and €4.2 million in another €9 million increase used to finance the acquisition of MAPFRE ASISTENCIA ORO.
- Within the framework of an agreement between the MIDDLESEA GROUP and MAPFRE, CORPORACIÓN MAPFRE sold to insurer MIDDLESEA INSURANCE (Malta) its entire shareholding in PROGRESS ASSICURAZIONI (Italy), which was 39%, and raised its holding in the share capital of MIDDLESEA INSURANCE to 21%. Overall, this transaction has implied a net €5.2 million outlay for CORPORACIÓN MAPFRE.

- MAPFRE INTERNACIONAL S.A. has been created as the holding company in charge of the expansion of MAPFRE abroad (except in the Iberian Peninsula and in Latin America). The share capital of this new holding company is expected to reach €35 million after the contribution of the shareholdings in MAPFRE INSULAR and MIDDLESEA plc presently owned by CORPORACIÓN MAPFRE.

Overall, these transactions have implied a net €192.1 million investment, as shown in the following table (figures in € million):

Company	Investments	Loans	Total
MAPFRE AMÉRICA	91.9	---	91.9
MAPFRE INMUEBLES	47.9	16.4	64.3
MAPFRE-CAJA MADRID HOLDING	---	-45.5	-45.5
MAPFRE RE	43.9	---	43.9
MAPFRE ASISTENCIA	16.8	5.1	21.9
MAPFRE QUAVITAE	9.7	---	9.7
MIDDLESEA	5.2	---	5.2
OTHER	0.7	---	0.7
TOTAL	**216.1**	**-24.0**	**192.1**

Investments made by subsidiaries

- MAPFRE AMÉRICA has made the following investments:
  - It subscribed for two capital increases carried out by MAPFRE VERA CRUZ SEGURADORA (Brazil): one of €78.6 million aimed at financing the acquisition of a 51% shareholding in insurer NOSSA CAIXA VIDA E PREVIDENCIA (Brazil); and another of €5.5 million to support the growth in its business volumes.
  - It invested €3.8 million in a capital increase carried out by MAPFRE PERÚ.
  - It contributed €2.2 million to incorporate MAPFRE DOMINICANA.

- MAPFRE ASISTENCIA carried out two transactions:
  - It acquired for a price of GBP 10.5 million (approximately €16 million) the entire share capital of British company ABRAXAS, which distributes

Pecuniary Losses and Mechanical Breakdown Guarantee insurance through an extensive network of car dealers in the United Kingdom.

- It sold its subsidiary MAPFRE ASISTENCIA ORO to MAPFRE QUAVITAE.

Furthermore, it subscribed for capital increases carried out by several subsidiaries for a total investment of €9.5 million.

- MAPFRE CAJA SALUD was awarded healthcare centre CLINISAS, located in Madrid, in a privatisation process carried out by SEPI, for a price of €20.5 million. The company also acquired healthcare centre CLÍNICA SAN FRANCISCO JAVIER, located in Bilbao.
- As part of the process connected with the request of the license to operate in the U.S.A. as a reinsurer, MAPFRE RE set up a trust fund of USD 20 million (approximately €17 million) with the New York State Insurance Department.
- The COMMERCIAL INSURANCE OPERATING UNIT made the following investments:
  - MAPFRE INDUSTRIAL acquired for a price of €2.5 million the entire share capital of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA. These companies specialise in risk prevention and health assistance services focussed on occupational health.
  - MAPFRE CAUCIÓN Y CRÉDITO acquired from minority shareholders a 25% stake in the share capital of holding company MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO for a price of €5.5 million. Furthermore, the latter acquired from another minority shareholder a 22.1% stake in the share capital of its subsidiary COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES (Colombia) for a price of €1.4 million.

- MAPFRE SEGUROS GENERALES invested €3 million in a capital increase carried out by its subsidiary GESTORA DE ACTIVOS FUNERARIOS GESMAP.
- Having obtained the relevant authorisations, MAPFRE ASIAN absorbed Philippine insurer Insular General Insurance Company (I-Gen), a Non-Life subsidiary of Insular Life insurance company, and changed its name to MAPFRE INSULAR. CORPORACIÓN MAPFRE holds a 75.2% stake in the share capital of the resulting company.

Internal corporate reorganisation transactions

In 2005, the following transactions were completed to align the shareholding structure with the operational organisation of the Group:

- The integration of the COMMERCIAL INSURANCE OPERATING UNIT into a single group of companies was completed through a series of transactions:
  - MAPFRE EMPRESAS (formerly MUSINI) acquired: two shareholdings of 99.9986% and 99.96%, respectively, in the share capital of MAPFRE INDUSTRIAL and MAPFRE SERVICIOS MARÍTIMOS from MAPFRE SEGUROS GENERALES; and a 99.9933% shareholding in MAPFRE CAUCIÓN Y CRÉDITO from MAPFRE - CAJA MADRID HOLDING.
  - The Life and Accidents insurance portfolios of MAPFRE EMPRESAS were transferred to MAPFRE VIDA and MAPFRE SEGUROS GENERALES, respectively.
  - Finally, MAPFRE EMPRESAS absorbed MAPFRE INDUSTRIAL.

- MAPFRE RE transferred to MAPFRE SEGUROS GENERALES a 99.963% shareholding in MAPLUX REINSURANCE COMPANY LTD. (Luxembourg). Subsequently, MAPLUX transferred its Commercial and Credit & Surety portfolios to INDUSTRIAL RE, a subsidiary of MAPFRE EMPRESAS, which in turn transferred to it its Burial reinsurance portfolio.

These transactions were carried out at net asset value in accordance with Spanish accounting principles, with retroactive effect since 01/01/05.

Funding

The investments detailed above were paid for with available excess cash.

- **STAFF**

As of 31 December 2005, CORPORACION MAPFRE, its subsidiaries and affiliates had a payroll of 18,821 employees, compared to 15,023 employees the previous year. The increase with respect to the previous year is due primarily to the inclusion of the staff of MAPFRE QUAVITAE employed in the provision of services on behalf of the Public Administration (3,077 employees in 2005, against 2,319 at the close of the previous year). Excluding this effect, the net increase was equal to 721 new employees, mainly as a result of the hiring of staff in MAPFRE AMÉRICA and of reductions in Spain as a consequence of the unification of the MAPFRE NETWORK, which has implied the transfer to the payroll of MAPFRE MUTUALIDAD of staff previously employed by the subsidiaries of CORPORACIÓN MAPFRE.

The total staff figure breaks down between 8,756 employees in Spain and 10,065 in other countries, among which Brazil (2,001), Argentina (1,410), Mexico (1,379) and Venezuela (1,295) must be noted.

- **TARGETS**

As in previous years, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2006:

- Attain growth rates in Non-Life insurance higher than those obtained by the market of each country.

- Achieve increases in the volume of funds under management above those reached by the market of each country, both in Life insurance and in other savings products.

- Maintain a combined ratio equal to or lower than 97% in the Non-Life insurance and reinsurance business.

- Continue to improve expense ratios as a percentage of premiums (Non-Life insurance) and funds under management (Life insurance and savings).

- Increase earnings per share.

♦ RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 54.9% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in 2005 reached total revenues of €12,484.9 million, a 13% increase over the previous year, and raised its consolidated profit after tax 3% to €638 million. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

	2005	2004
NON–LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	7,801.1	6,736.0
Premiums earned, net of ceded and retroceded reinsurance	6,409.1	5,476.5
Net claims incurred and variation in other technical provisions	-4,712.5	-3,841.8
Operating expenses, net of reinsurance	-1,349.8	-1,105.9
Other technical income and expenses	-64.7	-90.7
TECHNICAL RESULT	282.1	438.1
Net financial and other non-technical income	401.8	263.5
Result of the Non-life business	**683.9**	**701.6**
LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	2,309.0	2,176.0
Premiums earned, net of ceded and retroceded reinsurance	2,176.1	2,077.9
Net claims incurred and variation in other technical provisions	-2,558.2	-2,467.2
Operating expenses, net of reinsurance	-269.2	-224.0
Other technical income and expenses	-9.7	-14.1
TECHNICAL RESULT	-661.0	-627.4
Net financial and other non-technical income	763.7	736.2
Unrealised gains and losses in unit-linked investments	25.6	18.3
Result of the Life business	**128.3**	**127.1**
OTHER BUSINESS ACTIVITIES		
Operating income	406.4	295.7
Operating expenses	-355.5	-275.3
Other income and expenses	8.9	-1.8
Result of the Other Business Activities	**59.8**	**18.6**
Result before tax and minority shareholders	**872.0**	**847.3**
Taxes	-234.0	-227.8
Result after tax	**638.0**	**619.5**
Non-life loss ratio [1]	73.5%	70.2%
Non-life expense ratio [1]	22.1%	21.8%
Non-life combined ratio [1]	95.6%	92.0%
Life expense ratio [2]	1.6%	1.6%

[6] *Ratios calculated over net premiums earned.*

[7] Net operating expenses / average third-party funds under management.

Additional information

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

X. (1) ISSUANCE, PARTIAL OR COMPLETE REPAYMENT OF FINANCIAL BORROWINGS

No transactions of this nature were carried out in the period.

X. (2) SECURITIES ISSUED BY THIRD PARTIES AND GUARANTEED BY THE GROUP

No transactions of this nature were carried out in the period.

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	58	0.29	69,281
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

- Supplementary dividend, paid out of the results for fiscal year 2004, on 14 March 2005; shares numbered 1 to 238,900,706 collected € 0.12 gross per share.
- Interim dividend, paid out of the results for fiscal year 2005, on 18 November 2005; shares numbered 1 to 238,900,706 collected € 0.17 gross per share.

XIV. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS CARRIED OUT WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY

Code	Description of the transaction	S/G[1]	Present/Previous[2]	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party
013	Operating lease contracts	Group of transactions	Present	-5,610		S-T	
013	Operating lease contracts	Group of transactions	Present	4,910		S-T	
020	Interest collected	Group of transactions	Present	10		S-T	
019	Interest paid	Group of transactions	Present	50		S-T	
009	Services provided	Group of transactions	Present	-119,160		S-T	
009	Services provided	Group of transactions	Present	43,340		S-T	
033	Other (specify)	Group of transactions	Present	58,780		S-T	

Other (033): Accepted and ceded reinsurance transactions.

2. TRANSACTIONS CARRIED OUT WITH MANAGERS OF THE COMPANY

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party
026	Salaries	Group of transactions	Present	3,680		S-T	

[1] S = single transaction; G = Group of transactions.
[2] Present = transactions commenced and ended within the fiscal year; Previous = transactions commenced in previous fiscal years and not yet ended at the close of the fiscal year under consideration.

3. TRANSACTIONS CARRIED OUT AMONG STAFF, COMPANIES OR ENTITIES OF THE GROUP

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party

4. TRANSACTIONS WITH OTHER RELATED PARTIES

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party




CORPORACIÓNMAPFRE

Year 2005 results



MAPFRE



London, 9 February 2006





The financial statements contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the previous fiscal year have likewise been restated under the aforementioned standards to facilitate the comparison.



MAPFRE

SISTEMA MAPFRE: Organisation chart

MAPFRE MUTUALIDAD

55%

CORPORACIÓN MAPFRE

- 51% MAPFRE CAJA MADRID HOLDING
  - 100% MAPFRE SEGUROS GENERALES
  - 100% MAPFRE EMPRESAS
    - 100% MAPFRE CAUCIÓN Y CRÉDITO
  - 100% MAPFRE CAJA SALUD
  - 100% MAPFRE VIDA
    - 100% MUSINI VIDA
- 30% GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
- 100 % MAPFRE INMUEBLES
- 87 % MAPFRE AMÉRICA
  - Direct Insurance subsidiaries in 12 countries
- 88% MAPFRE RE
  - Subsidiaries, branches and representative offices in 14 countries
    - MAPFRE REINS. CORP. (USA)
- 100% MAPFRE ASISTENCIA
  - Subsidiaries, branches, agencies and representative offices in 38 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE

NON-LIFE — LIFE AND SAVINGS

DOMESTIC BUSINESS — INTERNATIONAL BUSINESS





SISTEMA MAPFRE: Key figures

- The key figures of SISTEMA MAPFRE, of which CORPORACIÓN MAPFRE is a part, are shown in the following table:

	2005	2004	% Var.
Non-Life gross written and accepted premiums	**7,801.1**	6,736.0	15.8%
Life gross written and accepted premiums	**2,309.0**	2,176.0	6.1%
Result after tax	**638.0**	619.5	3.0%
Total assets	**32,166.9**	27,697.7	16.1%
Managed savings (1)	**19,584.9**	17,564.0	11.5%
Equity (2)	**4,466.3**	3,696.4	20.8%
Financial debt	**615.4**	490.9	25.4%
N/L Loss ratio (3)	**73.5%**	70.2%	
N/L Expense ratio (3)	**22.1%**	21.8%	
N/L Combined ratio (3)	**95.6%**	92.0%	
Employees	**24,967**	19,920	25.3%



1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through a Life insurance contract, amounting to €733.7 million in 2004.
2) Including minority interests.
3) Ratios calculated over net premiums earned.

Million euros



‾he first year of the new MAPFRE Network in Spain: ɜreater distribution efficiency



- *The adoption of the new distribution structure allowed to raise the level of efficiency:*



More simplicity	– leaner operating structures and fewer middle management layers
An integrated network	– a single, integrated network has been set up for the entire group, increasing the level of professionalism of intermediaries and providing them with a training on the MAPFRE product portfolio
Coordinated action	– the MAPFRE Network, together with the Operating Units and Companies, designs and plans the entire commercial activity for the year (new products, cross-selling, campaigns by type of client, etc.)
Information	– new IT tools and support systems have been implemented and the information contained in the client database has been expanded
Brokers	– 17 new branches devoted solely to brokers were opened, raising the volume of business intermediated through this channel and improving the quality of the service provided to it
Growth	– in a year of transition, the volume of business intermediated through the Network grew faster than the market as a whole

The client becomes the centre of commercial development



The first year of the new MAPFRE Network in Spain: Shared clients and branches


SHARED CLIENTS (1)
1,116,756
+8.8%
1,215,233
2004
2005
BRANCHES
2,788
147
352
2,289
+73
2,861
111
404
2,346
2004
2005
Delegated
Direct
Burial insurance network

(1) Shared clients: clients of two or more Units

A higher level of cross-selling



Γhe first year of the new MAPFRE Network in Spain: Γraining and communication


MAPFRE

- During 2005, the Network received training on: the MAPFRE product portfolio; selling skills; team building; and the new sales management tools. 8,354 employees and intermediaries received a total of 39,757 hours.

- A new common intranet portal for the MAPFRE Network was rolled out, simplifying considerably the commercial tasks of intermediaries.



- A leaflet for corporate clients was published with a comprehensive offer of products and services.

- Spontaneous brand awareness increased in the "Omnibus" results: 72.9% as of December 2005 vs. 68.8% in 2004.





he first year of the new MAPFRE Network in Spain: ew IT tools (SIRED)

MAPFRE

CATALOGUE OF PRODUCTS AND SERVICES	SALES MANAGEMENT SYSTEM (AGENDA)	REQUEST OF COMMERCIAL CAMPAIGNS	BUDGET FOLLOW-UP	OVERALL CUSTOMER POSITION
Basic description Commercial information Covers, technical features Operating procedures	Administration, distribution and follow-up of commercial actions taken Contacts database Overall customer position Connected to the systems of the Operating Units	Local campaigns exploit the information contained in the MAPFRE client database	Monthly evolution of budgets per territorial centre	Up-to-date information on outstanding policies and contracts Access to information on policies sold by the agent



150 Products
10,500 Users




MAPFRE

'he MAPFRE Network in Spain: :006 Strategy

- Distribution network:
  - net increase of 16 direct and 140 delegated branches;
  - completion of the integration of the Burial insurance Network.
- Raise the degree of coordination and follow-up of commercial campaigns.
- Client databases:
  - include information on services rendered to the customer;
  - increase the frequency of updates.



- Introduce tools and dedicated software of the Operating Units to speed up the sales process.
- Training:
  - Office Managers, Advisors and Client Managers: comprehensive offer for corporate clients and team management;
  - Delegates, Agents and Brokers: use and exploitation of the Commercial Management Software.



3ank distribution branches (ODBs)

- At the close of 2005, 329 ODBs were operating, 9 of which in direct branches and 320 in delegated branches.

- 2006 targets:
  - new ODBs will be created in 271 branches to reach the target of 600;
  - 114 ODBs will be equipped with ATMs.



- It is expected that 150 ATMs will be in operation in 2006.



;ales of MAPFRE products through the CAJA MADRID network

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
LIFE	1,073.0	1,034.3	3.7%	842.3	810.5	3.9%	1,915.3	1,844.8	3.8%
GENERAL INSURANCE	1,033.3	942.4	9.6%	106.9	78.7	35.8%	1,140.2	1,021.1	11.7%
COMMERCIAL INSURANCE	1,076.7	1,048.6	2.7%	24.8	32.0	-22.5%	1,101.5	1,080.6	1.9%
HEALTH	335.0	302.0	10.9%	18.3	14.8	23.6%	353.3	316.8	11.5%
Consolidation adjustments							-1.7	-6.4	—
MAPFRE-CAJA MADRID	3,518.0	3,327.3	5.7%	992.3	936.0	6.0%	4,508.6	4,256.9	5.9%
MAPFRE MUTUALIDAD	2,286.5	2,149.7	6.4%	27.0	18.2	48.2%	2,313.5	2,167.9	6.7%
MAPFRE AGROPECUARIA	242.3	195.9	23.7%	0.1	0.1	—	242.4	196.0	23.7%
Consolidation adjustments							-102.7	-75.0	—
SISTEMA MAPFRE	6,046.8	5,672.9	6.6%	1,019.4	954.3	6.8%	6,961.8	6,545.8	6.4%

Million euros



)istribution network in Latin America: :xpansion



MAPFRE

BRANCHES


Total: + 361
922
398
524
1,283
495
788
+97
+264
2004
2005
Delegated
Direct

DEVELOPMENT AND TARGETS


373
436
542
705
922
1,283
1,683
2,000
2000
2001
2002
2003
2004
2005
Target 2006
Target 2008



)istribution network in Latin America: 'argets for the expansion of the tied network





Greater control	– a more dynamic sales policy with greater control on distribution
Proximity	– more points of sales ➡ greater proximity, a better service
Portfolio composition	– increase the share of retail customers
Loyalty	– raise the loyalty of customers and of the sales force
Greater control over expenses	– expansion of the volume sold through the tied network ➡ cost reduction and a greater control over expenses
To grow steadily	– to increase premium volumes with more profitable products and a greater stability in results

Focus on developing a tied distribution network



;trategy

- The strategy aims to achieve the following goals:
  - increase the competitiveness, growth potential and the level of results of SISTEMA MAPFRE and consolidate its position as an independent insurance group;
  - promote and organise the adoption of rationalisation and internal control measures;
  - consolidate the position of MAPFRE as the leading insurer in Spain;
  - lay the grounds for the presence of MAPFRE in direct insurance in the Western European markets;
  - strengthen the presence of MAPFRE in Latin America and consolidate its position as one of the largest international insurers in that continent;
  - lay the grounds for the presence of MAPFRE in direct insurance in other markets with high potential;
  - expand the multinational focus of MAPFRE through the Reinsurance and Assistance Operating Units;
  - improve continuously the quality and training of the human resources of SISTEMA MAPFRE to achieve growing levels of efficiency and professional development of management, employees and collaborators;
  - promote a management system focussed on improving Social Corporate Responsibility;
  - enhance the development and the social utility of the foundational work of MAPFRE, as well as the public awareness of its activities.











ear 2005

- CORPORACIÓN MAPFRE recorded a significant increase in its business volumes in 2005:
  - direct Non-Life insurance premiums in Spain grew 10.3% vs. 7.3% for the market as a whole (source: ICEA), raising the market share by 0.2 percentage points to 8.9%;
  - third party funds under management grew 9.4% in Life insurance, 15.6% in mutual funds and 16.7% in pension funds;
  - MAPFRE AMÉRICA had an outstanding development, increasing its premium volumes by 28.4% to €1,655.0 million;
  - the premiums of MAPFRE RE totalled €1.337.4 million, up 18.1% on the previous year.



- The combined ratio was 97.6%. Excluding the impact of catastrophe claims, it would have been 94.2%.
- Net consolidated profit was €249.8 million, a 19.3% increase with respect to the previous fiscal year. This allowed to increase EPS to 1.05 euros vs. 0.93 euros at the close of 2004, offsetting the effect of a larger weighted average number of shares.
- Under Spanish General Accounting Standards and Spanish Accounting Standards for Insurance Companies used until 2004 to prepare the financial information for the market ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), the estimated net consolidated profit would have grown 33.2% over fiscal year 2004 to €243,6 million.



;ORPORACIÓN MAPFRE:
(ey facts of the year 2005


CORPORACIÓNMAPFRE

- For the first time ever, financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).
- Agencies A.M. Best and Standard & Poor's reaffirmed their respective "aa-" and "AA-" ratings assigned to the counterparty risk and the bonds issue of CORPORACIÓN MAPFRE. The outlook is stable for both ratings.
- Various investments were carried out, among which the following acquisitions stand out:



  - 51% of NOSSA CAIXA SEGUROS E PREVIDENCIA (Brazil) by MAPFRE VERA CRUZ;
  - ENKEN, by MAPFRE EMPRESAS;
  - two healthcare centres in Madrid and Bilbao, by MAPFRE CAJA SALUD;
  - ABRAXAS (United Kingdom), by MAPFRE ASISTENCIA.



´ear 2005

- The development of the key figures of CORPORACIÓN MAPFRE and its main business units is shown in the following table:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 2005	Combined ratio [1] 2004
CORPORACIÓN MAPFRE	**9,048.6**	12.6%	**249.8**	19.3%	**97.6%**	95.1%
LIFE AND SAVINGS	**2,948.8**	3.4%	**114.2**	8.1%	**0.9%**	0.9%
GENERAL INSURANCE	**1,271.0**	14.4%	**69.7**	-1.1%	**92.0%**	92.6%
COMMERCIAL INSUR.	**1,234.0**	3.7%	**71.4**	—	**90.1%**	86.9%
HEALTH	**366.8**	11.6%	**9.9**	153.8%	**96.9%**	98.6%
AMERICA	**1,825.1**	29.0%	**105.7**	90.5%	**103.0%**	101.2%
RE	**1,472.4**	19.7%	**32.3**	-29.2%	**99.7%**	91.7%
ASISTENCIA	**375.0**	35.6%	**10.0**	177.8%	**96.4%**	94.7%



1) The figures for the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio.

Million euros





꞉ORPORACIÓN MAPFRE:
꞉ombined ratio[1]


102.2%
101.3%
96.5%
95.1%
97.6%
94.1%
94.2%
PGC/PCEA
IFRS
2001
2002
2003
2004
2005
PGC/PCEA
IFRS
IFRS EX CAT

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Insurance account



ƆORPORACIÓN MAPFRE: ƦOE(1)


8.4%
10.1%
13.0%
12.5%
12.4%
PGC/PCEA
IFRS
2001
2002
2003
2004
2005

1) The equity of CORPORACIÓN MAPFRE in 2004 is weighted for the €500.5 million capital increase carried out in April.



;ORPORACIÓN MAPFRE:
‹ey figures

BEST AVAILABLE COPY

	2005	2004	% Var.
Non-Life gross written and accepted premiums	**5,241.5**	4,429.4	18.3%
Life gross written and accepted premiums	**2,018.8**	1,985.1	1.7%
Total gross written and accepted premiums	**7,260.3**	6,414.5	13.2%
Net income, group share	**249.8**	209.4	19.3%
Total assets	**27,421.0**	23,818.6	15.1%
Managed savings (1)	**19,252.3**	17,378.2	10.8%
Shareholders' equity	**2,183.6**	1,851.3	17.9%
Financial debt	**515.1**	400.2	28.7%
Market capitalisation	**3,332.7**	2,589.7	28.7%
Shares (2)	**238,900,706**	224,849,373	6.2%
PER	**13.3**	12.4	7.3%
Earnings per share	**1.05**	0.93	12.9%
Dividend per share	**0.29**	0.25	16.0%
Employees	**18,821**	15,023	25.3%
N/L Loss ratio (3)	**69.5%**	67.6%	
N/L Expense ratio (3)	**28.1%**	27.5%	
N/L Combined ratio (3)	**97.6%**	95.1%	
ROE(4)	**12.4%**	12.5%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through Life insurance contracts amounting to €733.7 million in 2004.
2) Average number of shares, weighted by the effect of the €500.5 million capital increase carried out in April 2004.
3) Ratios calculated over net premiums earned.
4) The equity of CORPORACIÓN MAPFRE in 2004 is weighted for the €500.5 million capital increase carried out in April.

Million euros



Evolution of the share price – Year 2005



Annual performance:

Corporación Mapfre	+28.7%
Ibex 35	+18.2%
DJ Stoxx Insurance	+30.5%

MAP performance with respect to:

Ibex 35	10.5%
DJ Stoxx Insurance	-1.8%

MAP relative performance with respect to:

Ibex 35	8.9%
DJ Stoxx Insurance	-1.4%


Price
(weekly average -euros)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
2001
2002
2003
2004
2005
CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE



ORPORACIÓN MAPFRE:
eturn to shareholders


PGC/PCEA
IFRS
6.4
5.9
6.0
7.8
9.1
0.51
0.60
0.75
0.93
1.05
8.4%
10.1%
13.0%
12.5%
12.4%
0.18
0.18
0.20
0.25
0.29
2001
2002
2003
2004
2005
EPS (1)
Dividend per share
ROE (2)
Dividend Yield
Equity per share

1) EPS and DPS have been adjusted in previous years by an adjustment factor, *in accordance* with IAS 33, to take into account the rights issue carried out in April 2004.
2) Result net of taxes and minorities/ average shareholders' equity. The equity of CORPORACIÓN MAPFRE in 2004 is weighted for the €500.5 million capital increase carried out in April.

Figures in euros (except ROE and dividend yield)



Year 2005 results vs. targets

	Targets 2005	Degree of achievement
Non-Life insurance	1.2 x the market growth	**10.3%** vs.7.3% of the market **(1.4x)** (1)
Third-party funds under management	1.1 x the market growth	- Life insurance reserves **5.7%** (vs. 6.9% the market)(1) **(0,92x)** - Mutual funds: **15.6%** (vs. 12.2% the market)(2) **(1.28x)** - Pension funds: **16.7%** (vs. 15.6% the market)(3) **(1.07x)**
Combined ratio	97%	**97.6%**
Expense ratio (to funds - Life)	Continuous improvement	**1.1%** (1.2% at the close of 2004)
Earnings per share	Growing	**1.05** euros vs. 0.93 at the close of 2004 **(+12.9%)**

1) Source: ICEA. Preliminary figures under PGC/PGEA released on January 25th, 2006.
2) Source: INVERCO, figures corresponding to mutual funds that invest in money market assets and in securities ("FIM and FIAMM").
3) Source: INVERCO.





!006 Targets

- As in previous years, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2006:
  - attain growth rates in Non-Life insurance higher than those obtained by the market of each country;
  - achieve increases in the volume of funds under management above those reached by the market of each country, both in Life insurance and in other savings products;
  - maintain a combined ratio equal to or lower than 97% in the Non-Life insurance and reinsurance business;
  - continue to improve expense ratios as a percentage of premiums (Non-Life insurance) and funds under management (Life insurance and savings);
  - increase earnings per share.









CORPORACIÓN MAPFRE: Net consolidated revenues



	Written and accepted premiums			Income from Investments			Other Income			Total Revenues		
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
LIFE AND SAVINGS	1,915.3	1,844.8	3.8%	970.3	944.0	2.8%	63.2	63.0	0.3%	2,948.8	2,851.8	3.4%
GENERAL INSURANCE	1,140.2	1,021.1	11.7%	71.4	49.3	44.8%	59.4	41.0	44.9%	1,271.0	1,111.4	14.4%
COMMERCIAL INSURANCE	1,101.5	1,080.6	1.9%	80.8	87.9	-8.1%	51.7	21.1	145.0%	1,234.0	1,189.6	3.7%
HEALTH	353.3	316.8	11.5%	9.2	8.1	13.6%	4.3	3.7	16.2%	366.8	328.6	11.6%
Holding (non consolidated)	---	---	---	236.7	121.1	95.5%	0.3	0.0	---	237.0	121.1	95.7%
Consolidation adjustments	-1.7	-6.4	---	-258.2	-140.9	83.3%	-35.2	-6.3	---	-295.1	-153.6	92.1%
MAPFRE-CAJA MADRID	4,508.6	4,256.9	5.9%	1,110.2	1,069.5	3.8%	143.7	122.5	17.3%	5,762.5	5,448.9	5.8%
INMUEBLES	---	---	---	0.6	0.8	-25.0%	36.8	61.7	-40.4%	37.4	62.5	-40.2%
QUAVITAE	---	---	---	0.0	0.0	---	85.0	66.4	28.0%	85.0	66.4	28.0%
Domestic Business	4,508.6	4,256.9	5.9%	1,110.8	1,070.3	3.8%	265.5	250.6	5.9%	5,884.9	5,577.8	5.5%
AMERICA	1,655.0	1,289.1	28.4%	152.0	113.4	34.0%	18.1	12.3	47.2%	1,825.1	1,414.8	29.0%
RE	1,337.4	1,132.6	18.1%	133.1	97.5	36.5%	1.9	0.4	---	1,472.4	1,230.5	19.7%
ASISTENCIA	254.8	191.2	33.3%	11.0	5.5	100.0%	109.2	79.9	36.7%	375.0	276.6	35.6%
MAPFRE INSULAR	12.9	10.0	29.0%	1.1	0.9	22.2%	0.2	0.0	---	14.2	10.9	30.3%
Consolidation adjustments	-508.4	-465.3	9.3%	---	---	---	---	---	---	-508.4	-465.3	9.3%
International Business	2,751.7	2,157.6	27.5%	297.2	217.3	36.8%	129.4	92.6	39.7%	3,178.3	2,467.5	28.8%
Holding (non consolidated)	---	---	---	238.2	116.6	104.3%	3.4	2.1	61.9%	241.6	118.7	103.5%
Consolidation adjustments	---	---	---	-218.9	-95.0	130.4%	-37.3	-32.6	---	-256.2	-127.6	100.8%
CORPORACIÓN MAPFRE	7,260.3	6,414.5	13.2%	1,427.3	1,309.2	9.0%	361.0	312.7	15.4%	9,048.6	8,036.4	12.6%

Million euros



;ORPORACIÓN MAPFRE:
;onsolidated income statement

	2005	2004	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,241.5	4,429.4	18.3%
Premiums earned, net of ceded and retroceded reinsurance	3,938.9	3,232.8	21.8%
Net claims incurred and variation in other technical provisions	-2,739.1	-2,185.8	25.3%
Operating expenses, net of reinsurance	-1,056.4	-845.8	24.9%
Other technical income and expenses	-49.3	-42.8	15.2%
TECHNICAL RESULT	94.2	158.4	-40.5%
Net financial income	288.1	172.3	67.2%
Other non-technical income and expenses	-6.4	4.7	—
Result of the Non-life business	375.9	335.4	12.1%
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,018.8	1,985.1	1.7%
Premiums earned, net of ceded and retroceded reinsurance	1,930.3	1,900.5	1.6%
Net claims incurred and variation in other technical provisions	-2,398.4	-2,353.9	1.9%
Operating expenses, net of reinsurance	-164.1	-148.3	10.7%
Other technical income and expenses	-10.7	-14.8	-27.7%
TECHNICAL RESULT	-842.8	-616.5	4.3%
Net financial income	754.2	729.7	3.4%
Unrealised gains and losses in Unit-Linked investments	25.6	18.3	39.9%
Other non-technical income and expenses	-13.5	-5.5	145.5%
Result of the Life business	123.5	126.0	-2.0%
OTHER BUSINESS ACTIVITIES			
Operating income	277.6	236.7	17.3%
Operating expenses	-234.1	-213.8	9.5%
Net financial income	-3.5	-10.9	-67.9%
Results from minority shareholdings	8.5	6.2	37.1%
Other net income	0.0	0.0	—
Result of the Other Business Activities	48.5	18.2	166.5%
Result before tax and minority shareholders	547.9	479.6	14.2%
Taxes	-154.1	-148.1	4.1%
Result after tax	393.8	331.5	18.8%
Result attributable to minority shareholders	-144.0	-122.1	17.9%
Result after tax and minority shareholders	249.8	209.4	19.3%
Non-life loss ratio [1]	69.5%	67.6%	
Non-life expense ratio [1]	28.1%	27.5%	
Non-life combined ratio [1]	97.6%	95.1%	
Life expense ratio [2]	1.1%	1.2%	

1) Ratios calculated over net premiums earned
2) Net operating expenses/average third-party funds under management.

Million euros



:ORPORACIÓN MAPFRE:
rofit breakdown by units and companies – 2005

	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 2005	Contribution to consolidated result 2004
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	114.2	-56.1	—	58.1	53.8
GENERAL INSURANCE	69.7	-37.7	7.2	39.2	35.5
COMMERCIAL INSURANCE	71.4	-26.1	-17.6	27.7	30.2
MAPFRE CAJA SALUD	9.9	-5.0	—	4.9	1.9
Consolidation adjustments				3.6	-8.1
MAPFRE-CAJA MADRID HOLDING				133.5	113.3
OTHER ACTIVITIES					
MAPFRE INMUEBLES	2.4	—	—	2.4	6.3
MAPFRE QUAVITAE	-1.2	0.7	—	-0.5	-2.6
COMPANIES OPERATING PRIMARILY IN SPAIN	266.4	-124.2	-10.4	135.4	117.0
MAPFRE AMÉRICA	105.7	-13.3	—	92.4	47.1
MAPFRE RE	32.3	-5.0	8.6	35.9	40.4
ASSISTANCE OPERATING UNIT	10.0	—	-1.9	8.1	3.6
MAPFRE INSULAR	0.8	—	—	0.8	0.8
COMPANIES OPERATING PRIMARILY ABROAD	148.8	-18.3	6.7	137.2	91.9
Other companies and consolidation adjustments				-22.8	0.5
CORPORACIÓN MAPFRE				249.8	209.4

Million euros



;ORPORACIÓN MAPFRE:
;ummary of intra-group transfers

- In 2005, a number of shareholdings and portfolios were transferred among various business units in order to complete the final structure of the Commercial Insurance Operating Unit. All these movements, which are eliminated upon consolidation, have generated gains and losses in the Units involved that are broken down in the following table:



	Profit Increase / (decrease)	
	Before tax and minority shareholders	Net
MAPFRE EMPRESAS	24.7	17.6
MAPFRE SEGUROS GENERALES	-10.2	-7.2
MAPFRE RE	-8.6	-8.6
MAPFRE-CAJA MADRID HOLDING and other	-5.9	-1.8

Million euros





ORPORACIÓN MAPFRE:
econciliation of the consolidated profit under PGC/PCEA and IFRS



ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 31/12/05 under PGC/PCEA	**513.5**	**-142.1**	**-127.7**	**243.6**
Reversal of goodwill amortisation	29.3	0.4	-11.5	18.2
Reversal of the appropriation to the equalisation reserve	-23.6	8.0	1.0	-14.5
Differences in the valuation of technical reserves	-61.0	21.3	19.4	-20.3
Differences in the valuation of investments	78.5	-27.3	-24.8	26.4
Other items	11.3	-14.4	-0.5	-3.6
Result at 31/12/05 under IFRS	**547.9**	**-154.1**	**-144.0**	**249.8**

Million euros



ORPORACIÓN MAPFRE:
tatement of changes in equity


CORPORACIÓNMAPFRE



STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 30/09/05	**119.5**	**1,931.8**	**156.1**	**-271.5**	**188.5**	**955.5**	**3,079.9**
Additions and deductions accounted for directly in equity[1]			25.3	5.3		-11.4	19.2
Quarterly result					31.6	33.6	65.2
Reclassifications		-355.9	1.3	324.9	29.7		
Other positive/negative items		-3.0					-3.0
Balance as at 31/12/05	**119.5**	**1,572.9**	**182.7**	**58.7**	**249.8**	**977.7**	**3,161.3**

1) Includes, net of tax, the results from: changes in the fair value of Investments available for sale; cash flow hedges; translation adjustments; other items.

Million euros



FE INSURANCE OPERATING UNIT:
ey facts of the year 2005

- The evolution of the Life insurance and savings products market in 2005 was characterised by the factors similar to those that already influenced it the previous year:
  - interest rates at historically low levels, with a slight recovery in the fourth quarter;
  - a positive evolution of the equity markets.

- In this market environment, MAPFRE VIDA achieved:
  - the no. 1 position in the Life insurance ranking by volume of premiums;
  - a 9.2% growth in its technical reserves (5.7% under PGC/PCEA vs. 6.9% obtained by the market as a whole[1];
  - above market average increases in mutual funds (15.6% vs. 12.2%) and in pension funds (16.7% vs. 15.6%)[2];
  - a significant 44.0% increase in the Life insurance risk business, which already represents 12.8% of premiums written.



- MAPFRE VIDA has taken over the Life insurance portfolio of MAPFRE EMPRESAS. Likewise, MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES have undertaken the management of the mutual and pension funds previously administered by the said company and its subsidiaries.

1) Source: ICEA
2) Source: INVERCO. *Figures for the mutual funds business correspond to funds that invest in money market assets and securities ("FIM" and "FIAMM").*





IFE INSURANCE OPERATING UNIT

- The initiatives undertaken to increase funds under management translated into:
  - the winning of a comparatively larger amount of savings in mutual funds, especially guaranteed type;
  - a smaller volume of maturities of single premium products in the bank channel;
  - new externalisation transactions.



- €505.1 million of the total increase in Life insurance technical reserves came from the rise in the market value of investments.

- Under PGC/PCEA, the net consolidated profit would have been €106.5 million, a 3.6% increase.

	2005	2004	% 05/04
Technical Reserves	**14,721.0**	13,482.9	9.2%
Investment Funds	**3,097.1**	2,680.1	15.6%
Pension Funds [1]	**1,287.4**	1,103.2	16.7%
Third-party funds under management[2]	**19,105.5**	17,266.2	10.7%
Premiums written and accepted	**1,915.3**	1,844.8	3.8%
Gross Result[3]	**172.3**	159.8	7.8%
Net Result	**114.2**	105.6	8.1%
Equity	**612.4**	540.1	13.4%
Expense Ratio[4]	**0.9%**	0.9%	
ROE	**19.8%**	21.6%	

1) Figures for fiscal year 2004 do not include defined benefit funds entered into a Life insurance contract amounting to € 733.7 million at the close of the year.
2) Third-party funds under management figures for 2004 include the technical reserves, mutual funds and pension funds of MAPFRE EMPRESAS to facilitate the comparison.
3) Before taxes and minority interests.
4) Net operating expenses/average third-party funds under management.

Million euros



.IFE INSURANCE OPERATING UNIT: ’remiums breakdown

- The increase in the volume of premiums was characterised by:
  - sustained growth in Life – Risk products;
  - a slightly lower volume of issuance in Life – Savings products;
  - new externalisation transactions.

	2005	2004	% 05/04
Regular Premiums	**445.7**	463.6	-3.9%
- Agents channel	**396.5**	411.6	-3.7%
- Bank channel	**49.2**	52.0	-5.4%
Single Premiums	**1,076.5**	1,097.8	-1.9%
- Agents channel	**396.5**	434.6	-8.8%
- Bank channel	**654.4**	650.7	0.6%
- MUSINI	**25.6**	12.5	104.8%
Life premiums - Savings	**1,522.2**	1,561.4	-2.5%
Externalisation	**148.6**	113.5	30.9%
- Agents channel	**59.0**	45.1	30.8%
- Bank channel	**42.8**	32.6	31.3%
- MUSINI	**46.8**	35.8	30.7%
Sub-total	**1,670.8**	1,674.9	-0.2%
Life Premiums - Risk	**244.5**	169.9	44.0%
- Agents channel	**101.4**	90.7	11.8%
- Bank channel	**95.9**	75.2	27.7%
- MUSINI	**47.2**	4.0	—
TOTAL PREMIUMS	**1,915.3**	1,844.8	3.8%
- Agents channel	953.4	982.0	-2.9%
- Bank channel	842.3	810.5	3.9%
- MUSINI	119.6	52.3	128.7%

Million euros



.IFE INSURANCE OPERATING UNIT:
›reakdown of funds under management (1)

	2005	2004	% 05/04
Regular premiums insurance	**4,472.0**	4,082.9	9.5%
- Agents channel	**4,121.6**	3,775.0	9.2%
- Bank channel	**350.4**	307.9	13.8%
Single premiums insurance	**8,393.6**	7,523.3	11.6%
- Agents channel	**3,569.7**	3,207.0	11.3%
- Bank channel	**4,823.9**	4,316.3	11.8%
Life insurance - Risk	**153.3**	120.7	27.0%
- Agents channel	**33.9**	31.9	6.3%
- Bank channel	**119.4**	88.8	34.5%
MUSINI	**1,448.7**	1,525.3	-5.0%
Total mathematical reserves	**14,467.6**	13,252.2	9.2%
Other reserves	**253.4**	230.7	9.8%
TECHNICAL RESERVES	**14,721.0**	13,482.9	9.2%
MUTUAL FUNDS	**3,097.1**	2,680.1	15.6%
PENSION FUNDS(2)	**1,287.4**	1,103.2	16.7%
- Individual system	**1,136.3**	965.6	17.7%
- Employers' system	**151.1**	137.6	9.8%
MANAGED SAVINGS	**19,105.5**	17,266.2	10.7%

Million euros

1) Third-party funds under management figures for 2004 include the technical reserves, mutual funds and pension funds of MAPFRE EMPRESAS to facilitate the comparison.
2) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €733.7 million in 2004.



.IFE INSURANCE OPERATING UNIT:
'ariation in funds under management (1)



	2005	2004
Technical reserves	**1,238.1**	**1,157.6**
> Variation under PGC/PGEA (2)	733.0	604.6
Mutual funds	**417.0**	**339.4**
> Net sales	127.5	45.0
Pension funds	**184.2**	**250.2**
> Net sales	118.2	144.2

Million euros



Figures for 2004 include the technical provisions, mutual funds and pension funds of MAPFRE EMPRESAS.
1) Excluding shareholders' equity.
2) Variation in technical reserves for each fiscal year calculated in accordance with PGC/PCEA.

IFE INSURANCE OPERATING UNIT:
'ear 2006 strategy

- Increase business volumes through:
  - the launch of new products focussed on investment objectives and customer segments;
  - the promotion of Life - Risk insurance products.

- Raise the level of efficiency:
  - further development of the Large Clients and Market Research areas;
  - implementation of a quality measurement system.





;ENERAL INSURANCE OPERATING UNIT:
;ey facts of the year 2005

- MAPFRE SEGUROS GENERALES recorded an 11.7% increase in premium volumes vs. 7.3% obtained for the market (source: ICEA), reflecting growth of 13.2% in the main lines of business and a 5.4% increase in Burial insurance. This results allowed to further consolidate its outstanding leading position in its main areas of activity, in which it continued to hold a market share greater than the sum of the second and third largest companies put together.

- A wide-ranging reorganisation of the Unit was carried out, to improve its growth, efficiency and profitability through:



  - the revision of the operating structure;
  - the upgrade of management systems;
  - costs cuts through a plan directed at eliminating redundant processes.



ENERAL INSURANCE OPERATING UNIT

- Business development in the year was characterised by:
  - premiums growth, being it worth to note the 35,8% increase in premiums written through CAJA MADRID;
  - the first results of a new policy aimed at reducing operating expenses.
- The decrease in net profit over the previous year is due to the following non-recurring effects:
  - a number of transfers of shareholdings and portfolios with other Group companies, which reduced the net result by €7.2 million;
  - the early amortisation of goodwill corresponding to idle subsidiaries of MAPFRE FINISTERRE for €11.3 million;
  - €5.3 million of restructuring expenses accounted for in 2004.
- Excluding these effects, the net profit would have grown 16.4% and the ROE would have reached 28.3%.

	2005	2004	%05/04
Premiums written and accepted	**1,140.2**	1,021.1	11.7%
- Burial	**213.0**	202.0	5.4%
- Other business lines	**927.2**	819.1	13.2%
Gross Result (1)	**111.6**	108.1	3.2%
Net result	**69.7**	70.5	-1.1%
Equity	**307.8**	291.5	5.6%
Loss Ratio, Non-Life (2)	**64.7%**	64.5%	
Expense Ratio, Non-Life (2)	**27.3%**	28.1%	
Combined Ratio, Non-Life (2)	**92.0%**	92.6%	
ROE	**23.2%**	26.4%	

1) Before taxes and minority interest.
2) Ratios as a % of net premiums earned.

Million euros



;ENERAL INSURANCE OPERATING UNIT: ear 2006 strategy

- Expand the offer of products and services through:
  - the launch of new products;
  - the marketing of complementary non-insurance services;
  - the development of dedicated solutions for foreign residents.

- Boost distribution through strategic alliances with companies with mass distribution capabilities.



- Improve effectiveness and efficiency by:
  - implementing programs aimed at cutting costs and raising productivity levels;
  - setting up centres for the active management of the portfolio to improve its administration and conservation;
  - raising the degree of automation in dealings with suppliers.



;OMMERCIAL INSURANCE OPERATING UNIT: (ey facts of the year 2005

- The integration of the COMMERCIAL INSURANCE OPERATING UNIT into a single group of companies was completed through a series of transactions:

  - MAPFRE EMPRESAS (*formerly MUSINI*) *acquired the shareholdings in* MAPFRE INDUSTRIAL and in MAPFRE CAUCIÓN Y CRÉDITO previously owned by MAPFRE SEGUROS GENERALES and MAPFRE - CAJA MADRID HOLDING, respectively;
  - the Life and Accidents insurance portfolios of MAPFRE EMPRESAS were transferred to MAPFRE VIDA and MAPFRE SEGUROS GENERALES, *respectively*. Likewise, the asset management subsidiaries of MAPFRE VIDA undertook the management of the mutual funds and pension funds previously administered by MAPFRE EMPRESAS and its subsidiaries;
  - finally, MAPFRE EMPRESAS absorbed MAPFRE INDUSTRIAL.



- International rating agencies AM Best and Standard & Poor's assigned their respective 'A/Stable outlook' and 'AA/stable outlook' ratings, to MAPFRE EMPRESAS. These ratings are among the highest of any commercial insurance company in Europe and will *undoubtedly contribute to the business growth* of the COMMERCIAL INSURANCE UNIT, especially abroad.
- In 2005, the *industrial* insurance market continued to be characterised by tough *competition*, with *decreasing* rates across most of the business lines in which the Unit operates, particularly in the Large Risks and Credit insurance businesses.
- In this environment, the business activities of the Unit evolved favourably, due to the winning of new business and the expansion of its activities abroad.



OMMERCIAL INSURANCE OPERATING UNIT

- The income statement reflects the impact of the transfer of shareholdings and portfolios with other Group companies, which has led to a decrease of €70.7 million in the volume of premiums, and realised gains of €17.6 million after taxes and minority interests. The result for the previous year also included a non-recurring gain of €10.6 million from the transfer of MUSINI VIDA. Excluding these amounts, which are eliminated in the consolidated result of CORPORACIÓN MAPFRE, premiums and net profit would have increased by 9.1% and 2.5%, respectively, while the ROE would have reached 19.2%.



	2005	2004 (1)
Premiums written and accepted	**1,101.5**	1,080.6
Gross result (2)	**103.9**	92.1
Net result	**71.4**	63.1
Equity	**262.2**	316.1
Loss Ratio, Non-Life (3)	**78.0%**	75.9%
Expense Ratio, Non-Life (3) (4)	**12.1%**	11.0%
Combined Ratio, Non-Life (3)	**90.1%**	86.9%
ROE	**24.7%**	17.9%

1) *Figures for year 2004 are shown on an aggregated basis to facilitate the comparison.*
2) Before taxes and minority interest.
3) Ratios as a % of net premiums earned.
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

Million euros



:OMMERCIAL INSURANCE OPERATING UNIT: ıdustrial Business(1)



CORPORACIÓNMAPFRE

- In 2005, premiums grew 14.1% in the SME business and 6.4% in the Large Risks business
- The variation in result reflects:
  - a rise in the loss ratio due to the large claims incurred in the year among which the fire at the Windsor building stands out, and the increase in IBNR and IBNER reserves;
  - a higher expense ratio, due to the adjustment in the cost of reinsurance protections;
  - larger financial income, due to realised gains of €15.8 million.



- Excluding the impact of the various transfers of shareholdings and portfolios, premiums would have grown by 10.0%, and net result by 12.0%, while the ROE would have reached 18.8%.

	2005	2004 (2)	% 05/04
Premiums written and accepted	**980.9**	962.6	1.9%
- of which Life	**0.0**	63.3	---
Gross result (3)	**92.2**	79.6	15.8%
Net result	**65.5**	55.5	18.0%
Equity	**260.7**	289.5	-9.9%
Loss Ratio, Non-Life (4)	**78.0%**	76.0%	
Expense Ratio, Non-Life (4)	**13.1%**	12.5%	
Combined Ratio, Non-Life (4)	**91.1%**	88.5%	
ROE	**23.8%**	17.0%	

1) Includes *MAPFRE EMPRESAS* and *MAPFRE INDUSTRIAL*.
2) Figures for year 2004 are shown on an aggregated basis to facilitate the comparison.
3) Before taxes and minority interest.
4) Ratios as a % of net premiums earned.

Million euros



;OMMERCIAL INSURANCE OPERATING UNIT:
;redit and Surety Business

- The small increase in the business volumes of MAPFRE CAUCIÓN Y CRÉDITO is due to intense competition in Credit insurance.
- The loss ratio is higher reflecting two large claims and an increase in the average cost of claims.
- The higher expense ratio reflects the increase in the cost of reinsurance.



- The growth of the net result is due to a lower tax rate and the reduction of the share of minority interests.
- Equity growth reflects the capital increase carried out in the year to buy the stake of a minority shareholder in MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, and the retention of dividends to finance the investments that will be made in 2006.

	2005	2004	% 05/04
Premiums written and accepted	**120.6**	118.0	2.2%
Gross result (1)	**11.7**	12.5	-6.4%
Net result	**7.9**	7.6	3.9%
Equity	**41.5**	26.6	56.0%
Loss Ratio, Non-Life (2)	**78.7%**	74.7%	
Expense Ratio, Non-Life (2)	**15.4%**	9.8%	
Net Other Income, Non-Life (3)	**-15.3%**	-16.0%	
Combined Ratio, Non-Life (2)	**78.8%**	68.5%	
ROE	**23.3%**	30.7%	

1) *Before taxes and minority interest*
2) Ratios as a % of net premiums earned
3) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the ratio of net income from other activities as a percentage of net premiums earned is added

Million euros



:OMMERCIAL INSURANCE OPERATING UNIT: 'ear 2006 strategy

- Increase business volumes through:
  - the consolidation of the leading position in Spain, by focussing on the development of distribution channels and widening the product portfolio;
  - the expansion of the Large Risks business in Europe and Latin America;
  - the commencement of the Surety business in Mexico and the incorporation of a Credit insurance subsidiary in Brazil;
  - a wider offer of complementary technical services for corporate clients through ENKEN, ITSEMAP and SERMAP.



- Raise profitability by:
  - optimising retention levels;
  - adopting cost cutting measures;
  - implementing technological innovations.



IAPFRE CAJA SALUD:
ɛey facts of the year 2005

- MAPFRE CAJA SALUD recorded an 11.5% increase in premiums, which once again was above the growth achieved by the market as a whole (9.4%; source: ICEA). This has led to a further increase in its market share to 7.9% (7.7% in 2004). The growth in the volume of business came primarily from Health Assistance insurance.

- New management tools were implemented in the distribution network in order to provide branches with greater autonomy in the policy issuance and claims handling processes.



- MAPFRE CAJA SALUD further widened its network of own medical centres at the disposal of its policyholders, by acquiring healthcare centres CLINICA SAN FRANCISCO JAVIER (Bilbao) and CLINISAS (Madrid).



MAPFRE CAJA SALUD

- The substantial increase in net profit is the result of:
  - premium growth;
  - lower claims and expense ratios, as a consequence of the adoption of new risk selection tools, the control of claims and the contention of medical expenses;
  - larger financial income.



- The variation in net profit includes the impact of a non-recurring early amortisation of goodwill for €3 million in 2004, which was not repeated this year. Excluding this amount, the net profit would have grown 43.5%.

	2005	2004	% 05/04
Premiums written and accepted	**353.3**	316.8	11.5%
- Agents network[1]	**335.0**	302.0	10.9%
- Bank network	**18.3**	14.8	23.6%
Gross result [2]	**15.7**	6.7	134.3%
Net result	**9.9**	3.9	153.8%
Equity	**106.3**	96.0	10.7%
Loss Ratio, Non-Life [3]	**81.2%**	82.5%	
Expense Ratio, Non-Life [3]	**15.7%**	16.1%	
Combined Ratio, Non-Life [3]	**96.9%**	98.6%	
ROE	**9.8%**	4.2%	

1) Including brokers
2) Before taxes and minority interest
3) Ratios as a % of net premiums earned

Million euros



/IAPFRE CAJA SALUD: 'ear 2006 strategy

- Increase business volumes through:
  - the launch of new products, guarantees and services;
  - the inclusion of covers in products marketed by other MAPFRE companies.

- Expansion of the network of own medical centres by:
  - opening new centres;
  - investing in technology and advanced diagnosis equipment;
  - marketing new healthcare services through the MAPFRE Network.



- Improve profitability by adopting specific tools for the control of claims and expenses in the Reimbursement and Indemnity lines of business.



/IAPFRE AMÉRICA: ‹ey facts of the year 2005

- Premiums increased significantly, reflecting growth in business volumes across most subsidiaries, particularly Brazil and Venezuela, and to a lesser extent to the appreciation of the US dollar and of some local currencies against the Euro.

- Within the plan of territorial expansion, 361 branches were opened in 2005, 97 of which are direct branches (with company employees) and 264 are delegated branches (with external personnel), in line with the targets set for the year.



- Subsidiary MAPFRE VERA CRUZ SEGURADORA acquired a 51% shareholding in Life insurer NOSSA CAIXA VIDA E PREVIDENCIA, a subsidiary of financial institution BANCO NOSSA CAIXA. Through this alliance, MAPFRE will have during a period of 20 years the exclusive right to distribute Life insurance and private retirement plans through the bank's network.

- MAPFRE DOMINICANA (Dominican Republic) began operating in the third quarter of the year.

- During 2005, various subsidiaries approved the payment of dividends totalling €24.6 million.





/IAPFRE AMÉRICA

- The result of MAPFRE AMÉRICA reflects the following factors:
  - premium growth;
  - a modest increase in the loss ratio, despite catastrophe claims;
  - the expansion of the branch network, which caused a slight increase in the expense ratio;
  - larger financial income, mainly due to the recovery of interest rates in the region.



- The net result includes income of €30.6 million from tax refunds within the fiscal group arising from the use of negative taxable amounts from previous years. Excluding this, it would have grown 35.3% over the previous year.
- The rise in equity reflects the €75 million capital increase carried out this year, the profit for the year and the appreciation of the US dollar and some local currencies against the Euro.

	2005	2004	% 05/04
Premiums written and accepted	**1,655.0**	1,289.1	28.4%
Gross result (1)	**91.6**	70.4	30.1%
Net result	**105.7**	55.5	90.5%
Equity	**796.5**	531.1	50.0%
Loss Ratio, Non-Life (2)	**68.2%**	67.1%	
Expense Ratio, Non-Life (2)	**34.8%**	34.1%	
Combined Ratio, Non-Life (2)	**103.0%**	101.2%	
ROE	**15.9%**	10.7%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros



ɪAPFRE AMÉRICA:
›remiums and profits by country

COMPANY	PREMIUMS 2005	PREMIUMS 2004	PREMIUMS % 05/04	PREMIUMS Local Currency % 05/04	RESULTS [1] 2005	RESULTS [1] 2004	RESULTS [1] % 05/04	RESULTS [1] Local Currency % 05/04
VENEZUELA	**255.4**	198.6	28.6%	41.1%	**29.3**	23.4	25.2%	37.4%
PUERTO RICO	**254.3**	223.8	13.6%	12.5%	**24.8**	22.5	10.2%	9.2%
BRAZIL	**434.6**	259.4	67.5%	35.5%	**15.6**	9.4	66.0%	34.4%
MEXICO	**250.8**	242.5	3.4%	-1.1%	**11.7**	13.2	-11.4%	-15.7%
ARGENTINA	**195.2**	161.7	20.7%	19.7%	**5.9**	5.6	4.9%	3.7%
COLOMBIA	**55.2**	41.8	32.1%	15.8%	**2.7**	2.6	3.8%	-7.4%
EL SALVADOR	**28.4**	28.1	1.1%	0.3%	**1.8**	1.8	-0.7%	-2.6%
PARAGUAY	**8.6**	7.3	17.8%	19.4%	**0.4**	0.5	-16.7%	-13.2%
PERU	**27.1**	22.6	19.9%	15.6%	**-0.2**	0.2	---	---
CHILE	**133.6**	95.2	40.3%	23.9%	**0.2**	2.3	-91.3%	-91.3%
URUGUAY	**10.0**	8.1	23.5%	4.2%	**0.0**	-0.4	---	---
DOMINICAN REPUBLIC	**1.8**	---	---	---	**-1.1**	---	---	---

1) Result before tax and minority interests.

Million euros





ıAPFRE AMERICA:
ιey facts of the year 2005 by country

- Significant increases were recorded in the profits of the following subsidiaries:
  - MAPFRE VERA CRUZ (Brazil), thanks to sustained growth across most business lines, due primarily to the expansion of the distribution network, and to the decrease of the loss ratio in the Motor business, which was helped by the introduction of a new tariff that is segmented by client, area and type of vehicle;
  - MAPFRE LA SEGURIDAD (Venezuela), due to the significant increase in its premium volumes, which has come mainly from the winning of new accounts in Health insurance.





MAPFRE AMERICA:
Year 2006 strategy

- Boost multi-channel distribution capabilities by:
  - continuing the expansion of the tied distribution network, by opening 400 new branches;
  - new distribution agreements.
- Improve customer service through:
  - the roll-out of the "*Club MAPFRE del Automóvil*" (the MAPFRE Automobile Club);
  - the expansion of call centres.



- Increase effectiveness and operating efficiency by means of:
  - a greater use of standard software for the analysis of technical information and management control;
  - productivity increases and cost control.



MAPFRE RE:
Key facts of the year 2005

- 2005 was characterised by the high frequency and exceptional intensity of catastrophes, among which the largest claim ever, hurricane *Katrina*, stands out.

- In this market environment, MAPFRE RE closed a positive fiscal year achieving:
  - a significant increase in its volume of premiums, due to the winning of new business outside SISTEMA MAPFRE, which allowed it to continue consolidating its market position;
  - a positive result, on the back of the the good performance of the ordinary business which made it possible to absorb the impact of catastrophe claims.



- Agencies A.M. Best and Standard & Poor's affirmed their respective "A+/positive outlook" and "AA-/stable outlook" ratings assigned to MAPFRE RE, which are amongst the highest in the industry.

- To support organic growth, a €50 million capital increase was carried out in the first quarter of the year.

- MAPFRE RE transferred its shareholding in MAPLUX REINSURANCE COMPANY LTD. (Luxemburg) to MAPFRE SEGUROS GENERALES.



MAPFRE RE

- The result for the year reflects:
  - a significant increase in premium volumes;
  - a strong impact of catastrophe claims, adding 16.9 percentage points to the loss ratio (5.3 p.p. in 2004);
  - the reduction of expenses;
  - a loss of €8.6 million after tax and minority shareholders from the transfer of subsidiary MAPLUX. Excluding this non-recurring effect, which is eliminated in the net consolidated profit of CORPORACIÓN MAPFRE, the net result would only decrease 10.3% with respect to 2004, and the ROE would reach 7%.



	2005	2004	% 05/04
Premiums written and accepted	**1,337.4**	1,132.6	18.1%
- of which Life	**95.7**	72.4	32.2%
Gross result [1]	**54.4**	72.0	-24.4%
Net result	**32.3**	45.6	-29.2%
Equity	**622.6**	537.0	15.9%
Loss Ratio, Non-Life [2]	**67.6%**	58.5%	
Expense Ratio, Non-Life [2]	**32.1%**	33.2%	
Combined Ratio, Non-Life [2]	**99.7%**	91.7%	
ROE	**5.6%**	11.7%	

1) Before taxes and minority interest.
2) Ratios as a % of net premiums earned.

Million euros



/IAPFRE RE:
mpact on the loss ratio(1) of catastrophe claims


67.6%
58.5%
16.9%
5.3%

	2004	2005
CAT	5.3%	16.9%
EX CAT	53.2%	50.7%

1) Ratios as a % of net premiums earned.



IAPFRE RE:
npact on the net result of catastrophe claims



Event	Amount [1]
Hurricanes *Emily, Katrina, Rita* y *Wilma*	63.9
Fire at the Windsor building	6.8
Erwin Storm	6.7
Storms and floods in Central Europe	6.4

Million euros

1) Includes reinstallation costs.



1APFRE RE:
'esult of the January 2006 renewal campaign

- The exceptional intensity and frequency of the large claims incurred in the year took place within a market environment with rates and conditions that have remained at acceptable levels.

- The present situation differs from what was observed in 2001, when the occurrence of large claims (WTC) coincided with a soft market characterised by a generalised insufficiency of rates and conditions.



- In this environment, the renewal campaign was characterised by:
  - an increase in rates in those markets and lines of business that were affected by large claims;
  - stable and sufficient rates, terms and conditions in the remaining markets;
  - a higher rate of retention by ceding companies with a trend towards the conversion of proportional contracts to non-proportional.

- Business volumes are expected to grow around 15%.



/IAPFRE RE: ʼear 2006 strategy

- Increase business volumes:
  - strengthen the position in known markets, controlling maximum exposures and catastrophe aggregates;
  - lay the grounds for a presence in Far Eastern markets with a strong potential;
  - further develop the reinsurance business in the Motor, Personal Lines, Agricultural & Livestock and Facultative Property business lines.

- Maintain a prudent underwriting policy focussed primarily on short-tail businesses.



- Develop internal tools to complete the analysis and definition of the exposure to natural perils.

- Enhance the internal capital model to ensure that underwritten business meets return requirements.



IAPFRE ASISTENCIA:
:ey facts of the year 2005

- The following achievements of the year must be noted:
  - the reaching of a direct presence in 38 countries, after the incorporation of subsidiary ROAD CHINA ASSISTANCE (China) and the opening of a new branch in Shanghai;
  - the launch of the Mechanical Breakdown Guarantee for Used Vehicles in 6 new European countries, the beginning of Travel Insurance underwriting in the United Kingdom and the acquisition of British company ABRAXAS, the leading company in Europe in financial GAP insurance[1];
  - the strong growth of ROAD AMÉRICA, which opened two new branches in Los Angeles and Chicago;
  - the roll-out of the retail travel agency portal viajesmapfre.com;
  - the incorporation of new travel agencies in Argentina, the Dominican Republic and Venezuela;
  - the attainment of the ISO 9001quality certificate in Colombia, Spain, Uruguay and Venezuela;
  - the winning of the ITIC prize as the best international assistance company in 2005;
  - two capital increases: one of €6.8 million, to support business growth; and another of €10 million, to finance the acquisition of the British company ABRAXAS, which was complemented by a €6 million 5-year loan granted by CORPORACIÓN MAPFRE at market terms.



1) GAP = Guaranteed Asset Protection. Financial GAP insurance covers the difference between the outstanding amount of the loan taken out to purchase a vehicle and the settlement amount the insurance company would pay in case of total loss or theft.



⁄IAPFRE ASISTENCIA:
⁄Key facts of the year 2005 – MAPFRE QUAVITAE[(1)]

- The operational integration of MAPFRE QUAVITAE with MAPFRE ASISTENCIA was completed.
- Three new nursing homes were opened in Oviedo, San Sebastián and Santiago de Compostela.
- The company continued to consolidate its leading position in the Nursing Homes for the Elderly and Teleassistance segments:



	2004	2005
Residential centres	14	17
Residential places	2,438	3,069
Day-centres	22	23
Day-centres places	816	949
Teleassistance users	33,319	48,000
Home assistance users	6,223	8,200

Total Revenues 2005 **€85.0 million**

- MAPFRE ASISTENCIA transferred its subsidiary MAPFRE ASISTENCIA ORO to MAPFRE QUAVITAE.

1) MAPFRE QUAVITAE belongs to and is managed by the Assistance Operating Unit, although CORPORACIÓN MAPFRE controls the majority of its share capital.



/IAPFRE ASISTENCIA

- The increase in the net profit reflects:
  - sustained growth across most markets and business lines, and in particular Pecuniary Losses (€74.5 million, vs. €45.5 million in 2004) and Travel Insurance (€19.6 million, vs. €11.0 the previous year);
  - the first-time consolidation of ABRAXAS, which contributed revenues of €7 million and a net profit of €1 million;
  - the appreciation of several currencies against the Euro;
  - the increase in the expense ratio, which is due to the growth of the Pecuniary Losses business line, that is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels;
  - a €1.9 million gain from the transfer of MAPFRE ASISTENCIA ORO.



- The 2004 result under IFRS is lower than the figure under PGC/PGEA for the same period, due, among others, to the correction of some items.

	2005	2004	% 05/04
Total Income	**364.0**	271.1	34.3%
- Premiums written and accepted	**254.8**	191.2	33.3%
- Other income	**109.2**	79.9	36.7%
Gross result [1]	**14.2**	3.8	273.7%
Net result	**10.0**	3.6	177.8%
Equity	**92.3**	64.3	43.5%
Loss Ratio, Non-Life [2]	**71.1%**	73.7%	
Expense Ratio, Non-Life [2]	**25.3%**	21.0%	
Combined Ratio, Non-Life [2]	**96.4%**	94.7%	
ROE	**12.8%**	5.6%	

1) Before taxes and minority interest.
2) Ratios as a % of net premiums earned.

Million euros



MAPFRE ASISTENCIA:
Year 2006 strategy

- Insurance and Services:
  - continue the expansion process, with a specific focus on Eastern Europe, the Middle East and Africa;
  - increase volumes in the Travel Insurance, Pecuniary Losses and claims management businesses.

- Travel Agency:
  - maintain sustained growth rates;
  - boost viajesmapfre.com through ad-hoc initiatives and products.



- Services for the Elderly:
  - consolidate the MAPFRE QUAVITAE brand;
  - open new nursing homes.







;ORPORACIÓN MAPFRE:
;onsolidated quarterly results




Net Result by Quarter (1)
55.4
67.2
52.4
81.8
50.8
39.5
50.8
61.3
FIRST
SECOND
THIRD
FOURTH
2004
2005


Quarterly EPS (euros)
0.25
0.28
0.23
0.34
0.23
0.17
0.23
0.26
FIRST
SECOND
THIRD
FOURTH
2004
2005

1) Million euros



;ORPORACIÓN MAPFRE:
'rofit breakdown by units and companies - 2004



	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 2004
INSURANCE ACTIVITIES				
LIFE AND SAVINGS	105.6	-51.8	—	53.8
GENERAL INSURANCE	70.5	-34.3	-0.7	35.5
COMMERCIAL INSURANCE	63.1	-22.3	-10.6	30.2
MAPFRE CAJA SALUD	3.9	-2.0	—	1.9
Consolidation adjustments				-8.1
MAPFRE-CAJA MADRID HOLDING				113.3
OTHER ACTIVITIES				
MAPFRE INMUEBLES	6.3	—	—	6.3
MAPFRE QUAVITAE	-5.7	3.1	—	-2.6
COMPANIES OPERATING PRIMARILY IN SPAIN	243.7	-107.3	-11.3	**117.0**
MAPFRE AMÉRICA	55.5	-8.4	—	47.1
MAPFRE RE	46.0	-5.6	—	40.4
ASSISTANCE OPERATING UNIT	3.6	—	—	3.6
MAPFRE INSULAR	0.8	—	—	0.8
COMPANIES OPERATING PRIMARILY ABROAD	105.9	-14.0	—	**91.9**
Other companies and consolidation adjustments				0.5
CORPORACIÓN MAPFRE				**209.4**

Million euros





ͻORPORACIÓN MAPFRE:
Ɂeconciliation of the consolidated profit under PGC/PCEA and IFRS – 2004



ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 31/12/04 under PGC/PCEA	**403.4**	**-118.5**	**-102.0**	**182.9**
Reversal of goodwill amortisation	32.6	-2.6	-12.2	17.8
Reversal of the appropriation to the equalisation reserve	27.7	-9.8	-5.2	12.7
Differences in the valuation of technical reserves	-72.4	23.7	22.2	-26.6
Differences in the valuation of investments	80.5	-27.8	-25.6	27.1
Other items	7.8	-13.1	0.8	-4.5
Result at 31/12/04 under IFRS	**479.6**	**-148.1**	**-122.1**	**209.4**

Million euros



;ORPORACIÓN MAPFRE:
:xpense and loss ratios by unit and company

COMPANY	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
	2005	2004	2005	2004	2005	2004
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**27.3%**	28.1%	**64.7%**	64.5%	**92.0%**	92.6%
MAPRE EMPRESAS	**13.1%**	12.5%	**78.0%**	76.0%	**91.1%**	88.5%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**0.1%**	-6.2%	**78.7%**	74.7%	**78.8%**	68.5%
MAPFRE CAJA SALUD	**15.7%**	16.1%	**81.2%**	82.5%	**96.9%**	98.6%
MAPFRE-CAJA MADRID HOLDING	**21.1%**	21.9%	**71.2%**	70.8%	**92.3%**	92.7%
Companies operating primarily abroad						
MAPFRE AMERICA	**34.8%**	34.1%	**68.2%**	67.1%	**103.0%**	101.2%
MAPFRE RE	**32.1%**	33.2%	**67.6%**	58.5%	**99.7%**	91.7%
MAPFRE ASISTENCIA	**25.3%**	21.0%	**71.1%**	73.7%	**96.4%**	94.7%
CORPORACION MAPFRE (Consolidated)	**28.1%**	27.5%	**69.5%**	67.6%	**97.6%**	95.1%
MAPFRE VIDA[5]	0.9%	0.9%				



1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life technical account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life technical account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life technical account.
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary.
5) Net operating expenses/average third-party funds under management



CORPORACIÓN MAPFRE:
Balance sheet



	2005	2004	% Var.
ASSETS			
Goodwill	596.0	502.8	18.5%
Fixed assets	502.6	417.3	20.4%
Investments	20,165.9	18,134.1	11.2%
Participation by reinsurance in technical reserves	1,642.2	1,165.1	40.9%
Other assets	4,514.3	3,599.2	25.4%
TOTAL ASSETS	**27,421.0**	**23,818.6**	**15.1%**
LIABILITIES			
Shareholders' Equity	2,183.6	1,851.3	17.9%
Minority interests	977.7	860.8	13.6%
Debt	515.1	400.2	28.7%
Technical reserves	20,427.2	17,823.8	14.6%
- Life insurance reserves	14,778.5	13,538.0	9.2%
- Other technical reserves	5,648.7	4,285.9	31.8%
Reserves for risks and expenses	107.7	109.3	-1.5%
Other liabilities	3,209.7	2,773.1	15.7%
TOTAL LIABILITIES	**27,421.0**	**23,818.6**	**15.1%**

Million euros




CORPORACIÓNMAPFRE

;ORPORACIÓN MAPFRE:
3reakdown of premiums and technical reserves

	Life insurance reserves			Other technical reserves			Technical Reserves			Written and accepted premiums		
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
LIFE	14,509.7	12,898.3	12.5%	211.3	143.2	47.6%	14,721.0	13,041.5	12.9%	1,915.3	1,844.8	3.8%
GENERAL INSURANCE	50.0	48.7	2.7%	1,141.4	944.7	20.8%	1,191.4	993.4	19.9%	1,140.2	1,021.1	11.7%
COMMERCIAL INSURANCE	—	441.5	—	1,897.6	1,592.6	19.2%	1,897.6	2,034.1	-6.7%	1,101.5	1,080.6	1.9%
HEALTH	—	—	—	66.4	55.7	19.2%	66.4	55.7	19.2%	353.3	316.8	11.5%
AMÉRICA	96.8	63.3	52.9%	1,188.0	795.6	49.3%	1,284.8	858.9	49.6%	1,655.0	1,289.1	28.4%
RE	121.0	92.6	—	1,461.0	1,000.2	46.1%	1,582.0	1,092.8	44.8%	1,337.4	1,132.6	18.1%
ASISTENCIA	—	—	—	133.9	82.9	61.5%	133.9	82.9	61.5%	254.8	191.2	33.3%
MAPFRE ASIAN	—	—	—	9.6	7.3	31.5%	9.6	7.3	31.5%	12.9	10.0	29.0%
Adjustments MAPFRE RE	—	—	—	-319.5	-282.5	—	-319.6	-282.5	—	-481.6	-438.0	—
Other adjustments	1.0	-6.4	—	-141.0	-53.9	—	-139.9	-60.3	—	-28.5	-33.7	—
CORPORACIÓN MAPFRE	14,778.5	13,538.0	9.2%	5,648.7	4,285.9	31.8%	20,427.2	17,823.8	14.6%	7,260.3	6,414.5	13.2%



Million euros



;ORPORACIÓN MAPFRE:
;reakdown of equity by units and subsidiaries



	Equity					
	2005		2004		% Var.	
	Share of		Share of			
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	311.9	300.5	275.1	265.0	13.4%	13.4%
GENERAL INSURANCE	157.5	151.3	179.0	171.9	-12.0%	-12.0%
COMMERCIAL INSURANCE	139.3	134.0	123.9	119.1	12.4%	12.5%
HEALTH	54.2	52.1	49.0	47.0	10.6%	10.9%
Consolidation adjustments/minority interest	134.4	128.1	86.9	82.9	54.7%	54.5%
MAPFRE-CAJA MADRID	797.3	766.0	713.9	685.9	11.7%	11.7%
AMÉRICA	713.1	98.1	460.5	81.8	54.9%	19.9%
RE	547.3	75.3	472.7	65.1	15.8%	15.7%
ASISTENCIA	95.1	—	67.0	—	41.9%	—
OTHER COMPANIES	161.9	0.1	90.4	0.1	79.1%	—
Consolidation adjustments/minority interest	-131.1	38.2	46.8	27.9	—	36.9%
CORPORACIÓN MAPFRE	**2,183.6**	**977.7**	**1,851.3**	**860.8**	**17.9%**	**13.6%**

Million euros



IAPFRE:
panish distribution network - 2005



73
18
49
23
140
24
ASTURIAS
CANTABRIA
BASQUE COUNTRY
NAVARRA
50
7
CATALONIA
371
215
GALICIA
214
40
LA RIOJA
18
6
CASTILE AND LEON
200
67
ARAGON
82
23
BALEARIC ISLANDS
47
24
C. MADRID
207
1,019
C. VALENCIANA
342
101
CASTILE LA MANCHA
222
134
EXTREMADURA
113
21
MURCIA
73
18
ANDALUSIA
516
131
CANARY ISLAND
139
25
SISTEMA MAPFRE: 2,861
CAJA MADRID: 1,902
3
6
CEUTA
MELILLA
2
0

;ORPORACIÓN MAPFRE:
3reakdown of consolidated investments

	2005	% over total	2004	% over total
Risk-free investments	**1,264.4**	**5.8%**	**1,261.9**	**6.4%**
- Cash	964.7	4.4%	900.8	4.6%
- Unit-linked investments	299.7	1.4%	361.1	1.8%
Real Estate Investments	**722.8**	**3.3%**	**618.6**	**3.1%**
- Buildings for own use	377.7	1.7%	304.3	1.5%
- Other Real Estate investments	345.1	1.6%	314.3	1.6%
Financial investments	**19,585.8**	**89.8%**	**17,586.2**	**89.3%**
- Shares	448.5	2.1%	410.3	2.1%
- Fixed income	17,850.8	81.9%	15,747.5	79.9%
- Mutual funds	905.3	4.2%	794.6	4.0%
- Other financial investments	381.2	1.7%	633.8	3.2%
Other investments	**235.0**	**1.1%**	**233.6**	**1.2%**
- Investments in associated companies	104.4	0.5%	78.3	0.4%
- Accepted reinsurance deposits	97.9	0.4%	113.1	0.6%
- Other investments	32.7	0.1%	42.1	0.2%
TOTAL	**21,808.0**	**100.0%**	**19,700.3**	**100.0%**

Million euros



ɪAPFRE SEGUROS GENERALES:
›remiums by branch of business



	2005	2004
Accidents	108.8	96.8
Motor other risks	27.9	34.6
Motor civil liability	116	110.9
Burial	213	202.0
Commercial combined	109.3	98.5
Condominiums combined	113.5	101.2
Household combined	372.3	320.9
Industrial combined	9.4	8.9
Other damages to property	16.9	13.2
Pecuniary losses	23.1	10.1
Civil liability	16.3	14.3
Marine hull	4	2.9
Marine goods	2	2.2
Life	7.7	4.6
TOTAL	**1,140.2**	**1,021.1**

Million euros



ʼAPFRE RE:
ʼremiums breakdown

BY REGION	BY CEDENT

2005


USA
7%
OTHER
8%
SPAIN
39%
LATIN AMERICA
21%
EUROPE
25%


MAPFRE
37%
OTHER
63%



2004


USA
7%
OTHER
5%
LATIN AMERICA
17%
SPAIN
44%
EUROPE
27%


MAPFRE
41%
OTHER
59%




CORPORACIÓNMAPFRE

ɪAPFRE RE:
'remiums breakdown

BY TYPE OF BUSINESS

BY BRANCH OF BUSINESS



2005


FACULTATIVE
8%
NON
PROPORTIONAL
17%
PROPORTIONAL
75%


OTHER
11%
LIFE AND
ACCIDENTS
13%
MOTOR
5%
MARINE AND
TRANSPORT
6%
PROPERTY
65%

2004


FACULTATIVE
8%
NON
PROPORTIONAL
17%
PROPORTIONAL
75%


OTHER
9%
LIFE AND
ACCIDENTS
11%
MOTOR
6%
MARINE AND
TRANSPORT
6%
PROPERTY
68%



;ISTEMA MAPFRE:
;onsolidated income statement



	2005	2004
NON-LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	7,801.1	6,736.0
Premiums earned, net of ceded and retroceded reinsurance	6,409.1	5,476.5
Net claims incurred and variation in other technical provisions	-4,712.5	-3,841.8
Operating expenses, net of reinsurance	-1,349.8	-1,105.9
Other technical income and expenses	-64.7	-90.7
TECHNICAL RESULT	282.1	438.1
Net financial and other non-technical income	401.8	263.5
Result of the Non-life business	**683.9**	**701.6**
LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	2,309.0	2,176.0
Premiums earned, net of ceded and retroceded reinsurance	2,176.1	2,077.9
Net claims incurred and variation in other technical provisions	-2,558.2	-2,467.2
Operating expenses, net of reinsurance	-269.2	-224.0
Other technical income and expenses	-9.7	-14.1
TECHNICAL RESULT	-661.0	-627.4
Net financial and other non-technical income	763.7	736.2
Unrealised gains and losses in unit-linked investments	25.6	18.3
Result of the Life business	**128.3**	**127.1**
OTHER BUSINESS ACTIVITIES		
Operating income	406.4	295.7
Operating expenses	-355.5	-275.3
Other income and expenses	8.9	-1.8
Result of the Other Business Activities	**59.8**	**18.6**
Result before tax and minority shareholders	**872.0**	**847.3**
Taxes	-234.0	-227.8
Result after tax	**638.0**	**619.5**
Non-life loss ratio (1)	73.5%	70.2%
Non-life expense ratio (1)	22.1%	21.8%
Non-life combined ratio (1)	95.6%	92.0%
Life expense ratio (2)	1.6%	1.6%

1) Ratios calculated over net premiums earned
2) Net operating expenses/average third-party funds under management.

Million euros



:ORPORACIÓN MAPFRE:
Ise of the April 2004 capital increase (rounded-up figures)

- As was announced in the capital increase, CORPORACIÓN MAPFRE has used the funds raised to fund new acquisitions and invest in organic growth in business segments in which it can leverage its competitive advantages:
  - The financing of the net investment in the acquisition of MUSINI, now MAPFRE EMPRESAS, through which MAPFRE more than doubled its market share in commercial insurance, in which it now is by far the market leader.
  - The capital increases at MAPFRE RE have supported the rapid growth in business volumes and to preserve its financial strength.
  - The acquisition of NOSSA CAIXA (Brazil) by MAPFRE AMÉRICA will boost the growth of the business volumes, market share and results of the Group in Brazil.
  - The investments in MAPFRE ASISTENCIA and MAPFRE QUAVITAE allow MAPFRE to access on a significant scale new business lines with attractive growth and results perspectives, such as services for the Elderly.



- MUSINI	100
- MAPFRE RE	190
- MAPFRE QUAVITAE	30
- MAPFRE AMÉRICA	90
- MAPFRE ASISTENCIA	70
	480

Million euros







'rovisional calendar for the year 2006

08/02/06	Release of year 2005 results
08/02/06	Analysts' presentation, year 2005 results - Madrid
09/02/06	Analysts' presentation, year 2005 results - London
27/04/06	Release of first quarter 2006 interim results
27/04/06	Analysts' presentation, first quarter 2006 interim results – Madrid
27/04/06	Annual General Meeting
28/04/06	Analysts' presentation, first quarter 2006 interim results - London
25/07/06	Release of first half 2006 results
26/10/06	Release of third quarter 2006 interim results
26/10/06	Analysts' presentation, third quarter 2006 interim results – Madrid
27/10/06	Analysts' presentation, third quarter 2006 interim results – London



Dates may be subject to changes



nvestor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211



Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



isclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

